Gmail

Shion Deysarkar <shion@joinunified.us>

Unified crowdfund is going strong!

1 message

Shion Deysarkar <shion@joinunified.us> Tue, May 10, 2022 at 10:12 AM
To: Abe Chu <abraham.chu@gmail.com>

Hi Abe,

Just wanted to follow up and give you some updates on Unified and how our community fundraiser is going 🙂 Hopefully I can convince you to be a part of it!

We're currently at $35K raised!
Over the last couple of weeks we've made some great progress and are getting really close to that "phase 1" $50K milestone. Everyone participating is connected to progressive organizing and activism in some way, and we've been getting some great testimonials:

"Both the Unified app concept and the Unified Team are principled, community-focused, and revolutionary. From Blue Squad and interactions with staff from events and providing community input on the mock-up trial, I can tell Unified has a place in the future of political and issue-based organizing."

"Excited to see the impact of Unified! This tool will be incredibly useful for activists and organizers to make change happen."

"An amazing company with amazing people."

You can check out all the other testimonials here: https://wefunder.com/unified/buzz.

We're on track to begin pilot programs by the end of summer
We have 2-3 groups interested in using Unified as soon as possible to run different pilot programs. These programs will center around voter registration and petition writing and will help us (and our partners) test how Unified increases volunteer engagement and mobilization. The bet is that a social platform with easy-to-use organizing actions will give these efforts a big boost.

We'll cross over 250 organizers and activists on our waitlist this week
As we get ready for pilot programs, we're also building up our own waitlist and community of early adopters. We should cross the 250 mark. These folks are from all across the progressive space, representing national and local campaigns, advocacy groups, and even media outlets.

Help us bring Unified to life 🙂
Of course, I'm providing you with these updates because my hope is you'll join the community fundraise and be part of what we're building. By participating in the fundraise, you'll actually be a part-owner of Unified. I think that's pretty exciting .. hopefully you will to!

If you'd like to participate, just head to https://wefunder.com/unified !

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail **Shion Deysarkar <shion@joinunified.us>**

Unified crowdfund update: A story from my local Roe v Wade protest

1 message

Shion Deysarkar <shion@joinunified.us> Tue, May 10, 2022 at 3:56 PM
To: Community Round <communityround@joinunified.us>

Hello Unified investors and would-be investors,

There's still a lot going on related to the Roe v Wade decision and, well, the world in general, but as always, that's why what we're trying to build is so important. In fact .. I'd like to share a little story about the Roe protest I attended that really illustrated this.

After the march and the speakers, there were about 10-15 minutes of the crowd kind of mingling, saying hi to friends, etc. I was with Ragan (our ops manager) and Sarah (a former community outreach team member). Sarah was holding a really great protest sign, so people were coming up to her and asking her if they could take a picture. Every time someone did, Sarah also asked them if they could follow each other on Instagram or something else. Pretty much everyone said yes, so she was able to make a bunch of new, very progressive activist friends.


what will
MITCH
McCONNELL
eat if there
are no more
aborted
FETUSES?
"NO"
MEANS
NO.
CODIFY
ROE!

Now imagine if Sarah and all of these hyper-engaged activists could become friends on Unified. Not only would they be able to connect with each other socially, they would also be able to help each other out for future protests, ways to take

action on a common interest, and really just deepen their bond around activism itself.

I really felt watching this was witnessing what was missing in organizing today. How much more could we achieve if every time we came together around a common cause, we also formed a community? That would be so much more powerful than what happens today.

Ok, here are the updates:

We're at over $35K on the crowdfund
We're getting ever closer to our "phase 1" $50K goal on this raise. As a reminder, $50K is the mark we need to hit so that WeFunder will take it to their larger investment community. If you haven't invested yet, now is a great time to do so because you'll get better terms as an early bird (you'll also have a special place in my heart 🙂). If you have, then it would be great to share the WeFunder page with others and expand our base.

We're on track for pilot programs coming soon
Pilot programs should begin in late summer or early fall. The engineering team is making great progress, with the core backend design in place and a very exciting front-end design well on its way to being implemented. We have 2-3 groups that should be using "Alpha 3" or "Alpha 4" to run different programs around voter registration and petition writing.

Our early adopter base continues to grow
We're closing in on 250 "superfans".. we should be there this week in fact. Part of this growth is from just regular outreach, but we've also improved our efficiency through various tactics. We're also sitting at 5 endorsements from organizations as well.

Videos from our Unified Jam event are coming soon
Check out this little trailer.

If you'd like to help us out, any of the following will be great:

- Invest in the crowdfund: https://wefunder.com/unified
- Share that link with any friends.
- Introduce me to anyone that would like to learn more. Here's some intro copy you can use.

And lastly... I'll be in San Francisco next week! If there's anyone I should meet while I'm there, please put me in touch!

--

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail **Shion Deysarkar <shion@joinunified.us>**

[Test] Action for Uvalde

1 message

Amanda <amanda@joinunified.us> Thu, May 26, 2022 at 12:52 PM
Reply-To: us19-2bdd529def-1fa73e529f@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

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Uvalde

In some situations, words are meaningless. So we're sticking to actions:


END
GUN
VIOLENCE
STAND WITH
UVALDE

Support the Families

GoFundMe has a list of verified fundraisers for people affected by the Robb Elementary school shooting.

Ready to Support

Stop the NRA


DISMANTLE
THE
NRA

The National Rifle Association is scheduled to hold its yearly convention in Houston this weekend.

Moms Demand Action is hosting protests all weekend, text READY to 644-33 to find your local Moms Demand Action group to join.

Next weekend, June 3-5 they are also supporting Wear Orange Weekend.

Ready to Protest

Donate Blood


WHEN "I" IS REPLACED WITH "WE" EVEN ILLNESS BECOMES WELLNESS
MALCOLM X

Even if you aren't near Uvalde, there are already over 200 mass shootings in the U.S. this year. Donating blood regularly helps your community immediately.

We Are Blood serves central Texas but you can find a blood donation center near you at AmericasBlood.org.

Ready to Give Blood

Help Gun



Reform Candidates

Uvalde is currently represented by Tony Gonzales (TX-23), a gun advocate. Donate or volunteer for his opponent, John Lira for Congress.

You can support Beto's campaign for Governor of Texas here.

Ready to Campaign



March for Our Lives.

March for Our Lives was created to support and center the people most impacted by gun violence.

June 11th, 2022, the main protest will be in DC, with satellite marches all over the U.S.

Ready to March

Home is Where the Heart Is

This video from Unified Jam 2022 is here if you need a break from current news, while always wanting to be inspired. These speakers are all community leaders, individuals who stepped up to guide their communities into action and saw the direct impact their efforts had on the world.

Please allow this panel, and this email to be a reminder that every action matters. Passionate individuals create powerful groups, who can change everything. Click the video below to listen to the entire panel episode:



Unified Updates:

- Shion, the CEO of Unified spent last week at the Higher Ground Labs Cohort 5 retreat.
- There is still time to invest in Unified and invite other potential investors here: https://wefunder.com/unified/. Legal disclosure.
- The Alpha of Unified is being built, we are currently organizing over 250 superfans and 5+ organizations into alpha and then beta-testing groups.
- Want more details on what we're doing? Book a Unified feedback session and join our community.
- Special thanks to Into Action for the gifs in this email. Into Action are a movement of designers, illustrators, animators, and artists building cultural momentum around civic engagement and the issues affecting our country and world. As a bonus, 70% of their graphic designers are women.

Join Our Community

Our mailing address is:

Unified
2815 Manor Rd.
Austin, TX 78701

Add us to your address book

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You can update your preferences or unsubscribe

Gmail

Shion Deysarkar <shion@joinunified.us>

[Test] Opening Up Investment To You

2 messages

Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 10:23 AM
Reply-To: us19-2bdd529def-05f008553a@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

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Social platforms should be owned by the people that build them.

We are opening up our investment seed round to our community.

The early community building Unified should have the opportunity to own and invest in what they are creating. We want investment to be easy and accessible, so you can invest as little as $100 to reserve stock in Unified

Click here to see the complete investment detail: https://wefunder.com/unified/.

I'm Ready to Invest in Unified


UNIFIED
Build a better world on the social network for progressive change

Testing the waters legal disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind. Questions? Respond to this email or contact amanda@joinunified.us .

Join The Unified Slack Channel

Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 10:23 AM
Reply-To: us19-2bdd529def-05f008553a@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

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Gmail

Shion Deysarkar <shion@joinunified.us>

[Test] Organizing for Tomorrow Panel Now on YouTube!
1 message

Amanda <amanda@joinunified.us> Wed, May 18, 2022 at 2:32 PM
Reply-To: us19-2bdd529def-0c9250448e@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

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Organizing for Tomorrow Panel:

This panel had our virtual community members in a frenzy when it was announced! Finally, you can see this discussion between Rachel Bitecofer, John Ray, and David Shor on our YouTube channel.

A reminder that over the next few weeks, we'll be releasing videos of each panel from Jam 2022. These panels are about 50 minutes long and full of organizers, activists, council members, artists, leaders, investigative reporters, and future mayors. Bringing the community together in person was an honor and thrill; we're glad to continue to provide content and discussion to the virtual-friend majority.

Click the video below to listen to the entire panel episode:



Unified Updates:

- We are now over $37K on our crowdfund! We expect to hit 50k within the month and are quickly nearing the end of our “early-bird” term. Invest in Unified and invite other potential investors here: https://wefunder.com/unified/. Legal disclosure.
- The dev team is moving through the alpha stages of development; we are on track to test the beta with superfans this summer.
- There are 249 superfans, and Unified has five organizations’ endorsements as of writing this. This growing group will be the first members to use Unified.
- Want more details on what we're doing? Book a Unified feedback session and join our community.

Join Our Community

Our mailing address is:

Unified
2815 Manor Rd.
Austin, TX 78701

Add us to your address book

Gmail

Shion Deysarkar <shion@joinunified.us>

[Test] Unified Jam 2022 Panel Video is Here!

2 messages

Amanda <amanda@joinunified.us> Fri, May 13, 2022 at 1:19 PM
Reply-To: us19-2bdd529def-b37cf9fd85@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

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Unified Jam 2022 Videos:

We have a special treat for those of you who couldn't make it to Unified Jam 2022 in person. In the next few weeks, we'll be releasing videos of the total panels of Jam 2022. These hour-length discussions are full of organizers, activists, council members, artists, leaders, investigative reporters, and future mayors.

We're thrilled to bring the wisdom of these industry leaders to our virtual community and hope it's all as exciting and inspiring to you all as to us.

Click below to see the first panel episode, Chris Harris: Director of Policy at Austin Justice Coalition, Ed Espinoza: President at Progress Texas, Alicia Roth Weigel: Human Rights Commissioner of the City of Austin, Lauren Windsor: Host of The Undercurrent, ED at American Family Voices, and Natasha Harper-Madison: Austin City Council Member D1.



Unified Updates:

- We crossed $35K on the crowdfund and are still open to investments! Donate and share here: https://wefunder.com/unified/. Legal disclosure.
- Product development is on track and going strong. A lot of the back-end "piping" is fleshed out, and specific functional logic will be implemented next. The front-end design overhaul is going strong now. The new screens are looking great. Focus for the next 1-2 weeks is likely to be handling data privacy/ownership features like account/contact removal. This is needed for app store release.
- 5 organizations endorse us now, we added Stonewall Democrats of Austin last week
- We are about to cross 250 superfans this week, which is exciting!

Want more details on what we're up to? Book a Unified feedback session and join our community.

Join Our Community

Amanda <amanda@joinunified.us> Fri, May 13, 2022 at 1:19 PM
Reply-To: us19-2bdd529def-b37cf9fd85@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

[Quoted text hidden]

Gmail **Shion Deysarkar <shion@joinunified.us>**

[Test] Your Chance to Own a Part of Unified

18 messages

Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 10:51 AM
Reply-To: us19-2bdd529def-39a8b890f1@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

View this email in your browser

Social platforms should be owned by the people that build them.

We are opening up our investment seed round to our community.

The early community building Unified should have the opportunity to own and invest in what they are creating. We want investment to be easy and accessible, so you can invest as little as $100 to reserve stock in Unified.

Click here to see the complete investment detail: https://wefunder.com/unified/.

Full legal disclosure. Questions? Reply to this email or contact amanda@joinunified.us

I'm Ready to Invest in Unified

Unified Updates:

Progress on the Unified App:

- Our engineering team has completed an initial pass of the design overhaul for the next alpha. It took some time to figure out all the right styling, but we should be in the clear.
- A lot of the backend API code is now set up for Alpha 3, and we're finishing off a few remaining pieces.

- We're about 2 weeks away from setting up a production environment to start deploying the "live" platform. There's still a good amount of work after this to make it ready for users, but it's a big step!

Unified Jam Videos and New Endorsements:

- We're really close to releasing videos from our event back in March. This has taken a little longer than expected, but it should be really great once it's out.
- We added two really exciting organizational endorsements: Chris Hollins and Sustain the Mag! Chris is a really exciting Houston mayoral candidate, and Sustain the Mag is the first media outlet to endorse Unified.


UNIFIED
Build a better world on the social network for progressive change

---

Join The Unified Slack Channel

Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 10:51 AM
Reply-To: us19-2bdd529def-39a8b890f1@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

[Quoted text hidden]

Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:09 AM
Reply-To: us19-2bdd529def-53a08d8a53@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

View this email in your browser

Social platforms should be owned by the people that build them.

We are opening up our investment seed round to our community.

The early community building Unified should have the opportunity to own and invest in what they are creating. We want investment to be easy and accessible, so you can invest as little as $100 to reserve stock in Unified.

Click here to see the complete investment detail: https://wefunder.com/unified/.

Legal disclosure. Questions? Reply to this email or contact amanda@joinunified.us.

I'm Ready to Invest in Unified

Unified Updates:

- We added two exciting organizational endorsements: Chris Hollins and Sustain the Mag! Chris is an inspiring Houston mayoral candidate, and Sustain the Mag is the first media outlet to endorse Unified.
- Our engineering team has completed an initial pass of the design overhaul for the next alpha.
- A lot of the backend API code is set up for Alpha 3, and we're finishing a few remaining pieces.
- We're about 2 weeks away from setting up a production environment to start deploying the "live" platform. There's still a good amount of work after this to make it ready for users, but it's a big step!
- We're close to releasing videos from Unified Jam back in March. This has taken a little longer than expected, but it should be great once they are out.

  Want more details on what we're up to? Book a Unified feedback session here: https://www.joinunified.us/join

Join Our Community

Our mailing address is:

Unified
2815 Manor Rd.
Austin, TX 78701

Add us to your address book

Want to change how you receive these emails?
You can update your preferences or unsubscribe

Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:09 AM
Reply-To: us19-2bdd529def-53a08d8a53@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:14 AM
Reply-To: us19-2bdd529def-523865822b@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:14 AM
Reply-To: us19-2bdd529def-523865822b@inbound.mailchimp.com
To: "<< Test First Name >>" <shion@joinunified.us>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:59 AM
Reply-To: Amanda <amanda@joinunified.us>
To: Shion <shion+envoys@bluesquad.co>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:59 AM
Reply-To: Amanda <amanda@joinunified.us>
To: Shion <shion+1@bluesquad.co>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:59 AM
Reply-To: Amanda <amanda@joinunified.us>
To: Barack <ops@bluesquad.co>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:59 AM
Reply-To: Amanda <amanda@joinunified.us>
To: Jane <demo@bluesquad.co>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:59 AM
Reply-To: Amanda <amanda@joinunified.us>
To: Shion <shion+demo@bluesquad.co>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:59 AM
Reply-To: Amanda <amanda@joinunified.us>
To: Shion <shion+222@bluesquad.co>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:59 AM
Reply-To: Amanda <amanda@joinunified.us>
To: Shion <shion+ccctest@bluesquad.co>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:59 AM
Reply-To: Amanda <amanda@joinunified.us>
To: Shion <shion+testload@bluesquad.co>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:59 AM
Reply-To: Amanda <amanda@joinunified.us>
To: Shion <shion+latino@bluesquad.co>

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Amanda <amanda@joinunified.us> Thu, May 5, 2022 at 11:59 AM
Reply-To: Amanda <amanda@joinunified.us>
To: Shion <shion@bluesquad.co>

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Kate Stohr <kas@99antennas.com> Thu, May 5, 2022 at 7:40 PM
To: Christopher Sacca <chris@lowercasellc.com>, shion@joinunified.us
Cc: Chris@lowercarboncapital.com

Chris,

I hope you are well. I think the last time we connected, we stayed at your house in Truckee. Thank you again for that. Seems like a lifetime ago. I remembered you mentioned you were interested in investing in companies that are strengthening democracy in your last "dispatch." and I wanted to take a moment to introduce you to Shion Desyarkar, CEO of Unified, the company I recently joined. Shion started Unified after canvassing in the 2016 elections in Texas.

Shion will be in town from Tuesday, May 17th through the morning of Saturday, May 21st. If you happen to be in Truckee, I was hoping you might have a moment to meet up for a coffee while Shion is in the Bay Area. I know you walked away from funding startups, but given you were investing in the space, we'd love to hear your feedback on what we're building, any thoughts on who in our network is currently funding civic tech. We're just starting to raise our seed round and have launched a crowdfunding campaign (see below.), so I thought I would reach out.

Cheers,

Kas Stohr
646-554-7671

P.S. Excited to see your launched Lowercarbon Capital. Having worked in sustainable design and construction for so many years, I am excited about digital twins. Conversation for another day.

[Quoted text hidden]

--
Kas Stohr
+1 646 554 7671

Shion Deysarkar <shion@joinunified.us> Wed, May 11, 2022 at 8:16 AM
To: Kate Stohr <kas@99antennas.com>
Cc: Christopher Sacca <chris@lowercasellc.com>, Chris@lowercarboncapital.com

Thanks for the introduction, Kas.

Chris - pleasure to meet you. My understanding is that you may be burnt out on politics and are focusing on climate, but I do think what we're tackling at Unified directly addresses the reasons you've found the political market to be frustrating.

In this Forbes article, you said:
"The political process is so damn indirect. Let's try to convince a bunch of people to hopefully show up and choose someone that, fingers crossed, we can trust to advocate for stuff that helps those who need it most in a gridlocked Congress that hasn't accomplished much since Republicans decided to exploit its arcane rules to pretty much block everything they can. For a startup person, all those layers are maddening. We are used to seeing a problem, building something we think helps, and then giving it directly to users and buyers."

I think Unified addresses this problem. It allows anyone to organize and mobilize communities without having to go through incumbent distribution channels for access to donors, voters, data, and volunteers (i.e., the Democratic party and related committees). If we're right, it will mean Unified will have the same effect on politics that YouTube had on traditional media. Just like how new kinds of content creators bypassed studios/networks and went straight to their viewers, **Unified will enable new kinds of organizers to bypass traditional party structure and deliver results directly to constituents.**

Let me know if that sounds compelling, and if you'd like to learn more.

[Quoted text hidden]

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail

Shion Deysarkar <shion@joinunified.us>

Announcing the Unified community fundraise!

2 messages

Shion Deysarkar <shion@joinunified.us> Tue, Apr 19, 2022 at 9:40 AM
To: Anika Agarwal <AAgarwal@insightpartners.com>

Hi Anika,

I've got some pretty exciting news - we've just launched a community fundraise for Unified. I'd love for you to be a part of it, but first let me lay out the details so you have all the important information:

What's a community fundraise?
A community fundraise, or "regulation crowdfunding" can be set up by a company that wants to raise money directly from its users, customers, or the public at large. It means that anyone, not just VCs or angel investors, can be owners of the business from an early stage. It's a super-powerful ownership model that is way more equitable than traditional startup financing. We're using WeFunder to help us with this process. They have a great FAQ.

Why are we doing this?
Over the past year, we've had a tremendous amount of positive feedback for what we're building at Unified. We have over 200 organizers and activists that are on our waitlist, wanting to use it as soon as it's ready. We want to bring Unified to the public as quickly as possible, and that means raising money to hire more engineers and other staff. Because Unified is a community-organizing platform, we felt that a community fundraise would be a perfect fit for us.

Why am I reaching out to you?
I want you to be part of the raise! I know you're aligned with what we're trying to build at Unified. That means you'd make a great investor and owner. The more we can raise from folks like you, the easier it will be for Unified to deliver on its mission in the future.

I'd like to participate - how do I do that?
If you're already convinced, all you need to do is go to https://wefunder.com/unified/ and click "Invest". The minimum amount is $100 (pretty low!) but you can put in more if you'd like. There are perks for each investment tier 🙂

I'm interested but would like to learn more
Send me your questions or book a call with me so we can talk about it! I'd love to get your questions or feedback!

Thanks!

Shion Deysarkar
CEO & Co-Founder
Unified

Shion Deysarkar <shion@joinunified.us> Thu, Apr 21, 2022 at 9:41 AM
To: Anika Agarwal <AAgarwal@insightpartners.com>

Hi Anika,

Checking in to see if you had any feedback or questions on my last email 🙂 I'd love for you to be part of what we're building at Unified!

Shion Deysarkar
CEO & Co-Founder
Unified

[Quoted text hidden]

Gmail **Shion Deysarkar <shion@joinunified.us>**

Crowdfund for Unified (pivot from Blue Squad)

1 message

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 11:04 AM
To: david@steakley.net

Hey David,

Not sure if you've heard, but we recently pivoted from Blue Squad and are now building a new product called Unified. Unified addresses many of the limitations Blue Squad has:

- Bigger TAM
- Not limited to Democratic or even political campaigns in general
- More efficient business model

Here's the basic idea: It's a social network for activism and politics. The business model is Twitch/Patreon meets activism. Activists and organizers engage their audience through media and actions they can take while raising funds directly through the platform. We take a small cut of the funds.

So with Unified, an activist can say "In exchange for your recurring donation, I will give you":

- Direct access to me through group chats
- Exclusive content to learn what my strategy and future plans are
- Exclusive badges to signal your support of my efforts
- Interesting ways you can take action to support my causes

I'm setting up a crowdfund through WeFunder and was wondering if you'd like to participate (or learn more). Brad just committed $1K since he thought it was interesting and wanted to see where it goes. He suggested I reach out to you as well.

Attaching the deck here. Let me know if you want to connect.

Shion Deysarkar
CEO & Co-Founder
Unified

Unified Investor Deck v7.pdf
1909K

Gmail

Shion Deysarkar <shion@joinunified.us>

DC next week - review our pitch and put us in touch with people there

3 messages

Shion Deysarkar <shion@joinunified.us> Fri, Jun 10, 2022 at 3:03 PM
To: Community Round <communityround@joinunified.us>

Hello everyone,

We're off to DC! As part of the HGL program, Brian and I will be in the nation's capitol next week pitching and speaking to various political and advocacy organizations. "Being in the room" was a big reason why we wanted to join HGL, and this coming week is literally that.

I've been preparing a short pitch that will be delivered to a room full of potential customers. I'd love it if you could check it out and give me your feedback. The link is here:

https://www.loom.com/share/8981366740b3445594bcbed57ae77468

We are also scheduling meetings with current or potential stakeholders while we're there. We'll have time for 1:1 meetings throughout the week and will organize a happy hour for folks on Friday June 17 (location TBD). Let me know if you'd like to connect in-person or know someone we should meet.

Onto the updates...

Crowdfund
We are incredibly incredibly close to reaching the $50K mark on the crowdfund, with $48,550 committed so far. It feels like another round of outreach will get us over. This will trigger a series of events making the crowdfund official, including us filing paperwork with the SEC and everyone in the campaign actually putting in their money.

Community
We may hit 300 superfans next week. We're sitting at 285 right now, and have over a dozen feedback sessions scheduled already. We'll continue to build the community this way through the year, but over the next month we'll also start focusing on more community development among the superfans we already have.

Product Development
Still on track for Alpha 3 being released later this month. I could go into details but you probably don't want to know what our microservices architecture looks like. While that work continues, we are designing Alpha 4 (first set of social features) and talking to data partners to bring in voter data.

I think that covers everything for now. I'll be back next week with updates on how the DC trip went!

--

Shion Deysarkar
CEO & Co-Founder
Unified

Brandon Chezbro <bchezbro@gmail.com> Fri, Jun 10, 2022 at 9:13 PM
To: Shion Deysarkar <shion@joinunified.us>

Looks good man!

For this video's purpose, is your audience of "potential customers" activist groups? If so, once they share information about their cause, and the action steps that people can take to support it, how is that shared with the masses? Are you hoping to ultimately drive the public to become users so that they can discover these causes on your app, or can activist groups just share links to their causes listed on your app vis via FB/IG/Twitter?

Brandon Chezbro
bchezbro@gmail.com
512.516.9674

On Jun 10, 2022, at 15:03, Shion Deysarkar <shion@joinunified.us> wrote:

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Sat, Jun 11, 2022 at 12:53 PM
To: Brandon Chezbro <bchezbro@gmail.com>

Thanks for checking it out 🙂

This pitch is targeted towards potential customers. For DC specifically, it will be people that work at the DNC, large unions, etc.

As for how actions are shared:

- Organizations and campaigns can sign up volunteers or anyone onto Unified. These groups hold regular training sessions for new tools, and so long as the group sees the value, they'll drive user adoption.
- Users can reach out to their contacts, even if those contacts are not using Unified. Take a look at the part of the video where I show the voter registration action example (1:58 mark). Pause the screen there. You'll see a list of 5 contacts. These are not Unified users. They are contacts I've added to my "community" within Unified. They're people I know, and I'm voluntarily adding that contact network to my Unified profile, so that when I do the voter registration action, it highlights the best people for me to reach. More information on how this action works. There will be other like it that allow users to reach the masses.
- Users (and groups) can also share Unified posts or actions on the web. So just like you would post a TikTok video on Twitter or Instagram, you can do the same with Unified content. That means someone who is not a user becomes aware of Unified, can view the action, and sign up if they want to do it. Another user acquisition channel that leverages existing social media.

[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

First update on Unified's community round (crowdfund)!

2 messages

Shion Deysarkar <shion@joinunified.us> Sat, Apr 2, 2022 at 9:56 AM
To: Community Round <communityround@joinunified.us>

Hi everyone!

If you're receiving this email, it means you've committed to or have expressed interest in the crowdfunding campaign we're launching for Unified. As this process unfolds, it's important that I keep all of you up to date on what's happening. After all, one of the benefits of having investors is that they help you stay accountable to your goals!

So let's get on to the interesting news:

We've selected WeFunder to be our crowdfunding partner.
WeFunder has an amazing history in the crowdfunding market - the company's founders were actually instrumental in getting the necessary legislation passed to enable crowdfunding. I had talked to 2-3 other platforms prior to talking to WeFunder, and the experience has been night and day between everyone else and them. They are super excited about Unified's mission, understood the concept right away, and fully appreciated the need. Oh, and one programming note .. WeFunder likes to use the term "community round" instead of "crowdfund" because it's more illustrative of what's happening. I happen to agree, so "community round" it is.

We have over $10,000 in commits so far
I started testing the waters for the community round 2 weeks ago. First by talking to a couple friends, then a few of our most engaged Unified "superfans", .. and then just this past week by reaching out to more of my personal network. I'm happy to report that over $10K has been committed from over 20 people already, many of whom are community leaders themselves. There's still a lot of work to be done, but having this early interest is encouraging.

Next steps
Next week I will be setting up the official WeFunder page for our community round. This page will lay out the pitch for new investors, provide details on the deal structure, outline incentives for investors, and provide a way for everyone to actually make the investment transactions. This means I'll also be working through all the exact terms for the deal.

Community round strategy
So far I have been sharing the round with individuals that have been aware of Unified for a long time. This has helped me get feedback on the pitch, learn what the common questions are, and fine-tune my approach. The strategy for the next 2-3 weeks is:

- Continue follow up with direct network
- Complete outreach to existing Unified superfans and former Blue Squad users
- Identify community leaders within network, get buy-in from them, and ask to present community round to their communities

My goal is to get to $50K this way.. my stretch goal is $100K.

How you can help
If you know anyone that would be interested in participating in the community round, please arrange an introduction for me. You can use this copy (if you'd like):

Hi ______,

I'd like to introduce you to Shion Deysarkar, the CEO & Co-Founder of Unified. He is building a social platform for progressive organizers and activists. They've seen a lot of interest from early adopters and are raising a "community round" to help accelerate their efforts. I'm participating in this round and thought you'd be interested in doing so as well.

Other things you can do

- Join our community Slack - we post company updates, early feature prototypes, and organizing/activism news there
- Follow us on Twitter or Instagram
- Ask friends to give us product feedback
- Give me feedback on this update or anything else!

--

Shion Deysarkar
CEO & Co-Founder
Unified

Josh Nelson <jnelson@juggernautproject.com> Tue, Apr 5, 2022 at 6:36 AM
To: Shion Deysarkar <shion@joinunified.us>

Thanks, Shion! Looking forward to seeing the deal structure on WeFunder.
[Quoted text hidden]
--
Josh Nelson, Partner
The Juggernaut Project
Schedule a call

Gmail **Shion Deysarkar <shion@joinunified.us>**

Follow-up on our call re: Unified crowdfunding

3 messages

Josh Nelson <jnelson@juggernautproject.com> Mon, Apr 18, 2022 at 11:43 AM
To: Shion Deysarkar <shion@bluesquad.co>
Cc: Adam Hyland <ahyland@juggernautproject.com>

Hi Shion,

Great speaking with you again today. I'm CC'ing Adam here.

We think you've put together a great team and that you're building something with a lot of potential. The Juggernaut Project just committed $2,500 via WeFunder and we're potentially open to investing more in the future, as things progress.

Please keep us up-to-date on how things are going, and if you can, add Adam to your Slack.

Thanks,
Josh

--
Josh Nelson, Partner
The Juggernaut Project
Schedule a call

Shion Deysarkar <shion@joinunified.us> Mon, Apr 18, 2022 at 11:49 AM
To: Josh Nelson <jnelson@juggernautproject.com>
Cc: Adam Hyland <ahyland@juggernautproject.com>

Excellent - thanks so much for the support!

Here is the link to join the Slack: https://join.slack.com/t/unifiedcommunity/shared_invite/zt-10zxt0tuv-uHF5OV0_227fylGho8z4zg
[Quoted text hidden]

Shion Deysarkar
CEO & Co-Founder
Unified

Josh Nelson <jnelson@juggernautproject.com> Mon, Apr 18, 2022 at 11:54 AM
To: Shion Deysarkar <shion@joinunified.us>
Cc: Adam Hyland <ahyland@juggernautproject.com>

Awesome, thanks!
[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Fundraising campaign for Unified (social network for activists)

8 messages

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 8:01 AM
To: Adil Trehan <adiltrehan@gmail.com>

Hi Adil,

So I wanted to run something past you. I'm going to start raising a seed round for Unified that will help us accelerate development. As part of this round, I want to include a "crowdfund". A crowdfund is really interesting because it lets anyone (i.e., not just rich people) invest in and get early ownership of a startup company like ours.

This type of fundraising aligns perfectly with our mission of empowering organizers, activists, and community leaders. I can't really think of something better than activists actually owning the platform they're using to push activism forward. This is a much more equitable approach to fundraising than what you typically see in the tech/VC world.

I'd love to just get your thoughts on this idea. Is it something that you'd like be a part of? What would you need to know before committing to something like this?

p.s. If you'd like to learn more about how a crowdfund works, I recommend checking out this FAQ from the fundraising platform we plan on using.

Shion Deysarkar
CEO & Co-Founder
Unified

Shion Deysarkar <shion@joinunified.us> Fri, Apr 1, 2022 at 8:11 AM
To: Adil Trehan <adiltrehan@gmail.com>

Following up in case you had any questions about the crowdfund I mentioned in my last email. I've had a lot of folks express interest, and we've already passed $5,000 in committed investment, all from organizers, activists, and others in the progressive space.

Please let me know if you'd like to learn more. Happy to tell you more about Unified's plan, how the fundraise will work, or anything else you need.

Shion Deysarkar
CEO & Co-Founder
Unified

[Quoted text hidden]

Adil Trehan <adiltrehan@gmail.com> Fri, Apr 1, 2022 at 10:42 AM
To: Shion Deysarkar <shion@joinunified.us>

Hi Shion,

Thanks for reaching out. I'm interested in the crowdfund and would love to learn more. Thanks!
[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Fri, Apr 1, 2022 at 10:51 AM

To: Adil Trehan <adiltrehan@gmail.com>

Great! I'm putting together the WeFunder campaign page now. It should be ready next week. Broadly speaking, you can think of the opportunity as the ability to invest $100 or more in Unified. You'll effectively own a corresponding % of the company, very similarly to how a venture capitalist would get ownership.

Let me know if you have any specific questions. I'm also happy to jump on a call if that's easier! https://cal.mixmax.com/shionunified/call

[Quoted text hidden]

Adil Trehan <adiltrehan@gmail.com> Fri, Apr 1, 2022 at 10:53 AM
To: Shion Deysarkar <shion@joinunified.us>

Sounds good! Excited to see the page and would be interested in a call afterwards. Thanks!

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 6:07 PM
To: Adil Trehan <adiltrehan@gmail.com>

Hi Adil,

Our crowdfund page is now live at https://wefunder.com/unified/. Please take a look and let me know if you have any feedback, questions, etc. **If you'd like to participate in the campaign, you can click "Invest" to make your reservation.**

Our goal is to hit $100K from organizers and activists before opening it up to the public. We're already 10% of the way there on day 1, so I'd love to have you be part of this group. And please let me know if you'd like to set up that call 🙂

[Quoted text hidden]

Adil Trehan <adiltrehan@gmail.com> Tue, Apr 12, 2022 at 7:00 AM
To: Shion Deysarkar <shion@joinunified.us>

Hi Shion,

The page looks great. I invested $100 and would be interested in doing more in the future. Let me know other ways I can help. I'm free for a call the week after next. Thanks!

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Apr 12, 2022 at 7:36 AM
To: Adil Trehan <adiltrehan@gmail.com>

Thank you so much! The campaign will probably run for a few months, so if you want to increase your investment at any time, you can do so here: https://wefunder.com/portfolio/

Feel free to book a slot on my calendar two weeks from now. https://cal.mixmax.com/shionunified/call

[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Fundraising campaign for Unified (social network for activists)

9 messages

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 8:04 AM
To: Becky Bullard <becky@rousertx.com>

Hi Becky,

So I wanted to run something past you. I'm going to start raising a seed round for Unified that will help us accelerate development. As part of this round, I want to include a "crowdfund". A crowdfund is really interesting because it lets anyone (i.e., not just rich people) invest in and get early ownership of a startup company like ours.

This type of fundraising aligns perfectly with our mission of empowering organizers, activists, and community leaders. I can't really think of something better than activists actually owning the platform they're using to push activism forward. This is a much more equitable approach to fundraising than what you typically see in the tech/VC world.

I'd love to just get your thoughts on this idea. Is it something that you'd like be a part of? What would you need to know before committing to something like this?

p.s. If you'd like to learn more about how a crowdfund works, I recommend checking out this FAQ from the fundraising platform we plan on using.

Shion Deysarkar
CEO & Co-Founder
Unified

Becky Bullard <becky@rousertx.com> Wed, Mar 30, 2022 at 1:31 PM
To: Shion Deysarkar <shion@joinunified.us>

That's a cool idea! Because I'm more familiar with a Kickstarter kinda model, my brain wants to know what is associated with an investment at various levels. But that's probably because I've never been an "investor" so that world is foreign to me.

Good luck with fundraising! Exciting!

Becky Bullard

she/her
Creator, Democrasexy
&
Co-Host, The Rabble podcast
social: @thetexbex + @democrasexy mobile: 310.849.8219

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Wed, Mar 30, 2022 at 1:49 PM
To: Becky Bullard <becky@rousertx.com>

Makes sense! So yeah, it is similar to Kickstarter, but the main thing you'll get by putting in money is actual ownership of the company. But we do plan to include rewards for people that invest at higher levels. Some ideas I have in mind:

- Invitation to community slack (we discuss product ideas, get feedback from users, share organizing best practices, etc.)

- Special badge in the app (like a blue check but you're a Unified owner)
- Unified merch pack (tshirts, stickers, etc .. if there is real interest in this we can get a local artist to design these)
- Trip to Netroots Nation and invite to investor party in Pittsburgh (hey it wasn't my decision what city to host this in)
- SXSW or ACL passes + investor party invite

If you have ideas on cool rewards, I'm all ears 🙂 And let me know if you have interest in participating!
[Quoted text hidden]

Becky Bullard <becky@rousertx.com> Thu, Apr 7, 2022 at 8:30 AM
To: Shion Deysarkar <shion@joinunified.us>

I think this is a great idea. As rewards go, I feel like opportunities for networking are the most attractive for many folks (or maybe that's just me, haha). I don't have a ton to invest at the moment because I'm still trying to get Democrasexy off the ground, but I'll talk to my husband about what we might be able to contribute. I'll also put my thinking cap on for others who might be interested.

AND! I wanted to let you know about my next Democrasexy event in case Unified is interested in sponsoring. It's called Y'allentines Day and it's going to be a love letter to the trans and gender-expansive community here in Austin.

It's gonna be Thursday, May 19, 7-10pm at VUKA (off S. 1st). It will be SO FUN -- '90s middle-school dance party vibes, drag, wig bar, DJ Boyfriend, other surprises -- but also a panel discussion to help cisgender folks learn how to show up for the trans, intersex & gender-expansive community. When I testified against the anti-trans sports bill last session I was dismayed at how few allies were testifying and how the affected community is having to shoulder these attacks largely on their own.

It's also personal -- one of my second-grade daughter's classmates is a sweet, bubbly trans girl and what her family is being put through is simply too much to bear. I want to do everything in my power to fight for them.

I'm hoping to secure sponsorships by next **Wednesday, April 13** so all sponsors make it into all marketing materials for max exposure when I start promoting late next week.

I'm attaching the sponsorship deck with more details. Thank you for your consideration and all you are doing for the community already!

Becky Bullard
she/her
Founder & CEO, Democrasexy
&
Co-Host, The Rabble podcast
social: @thetexbex + @democrasexy mobile: 310.849.8219


BEST OF AUSTIN
2022
VOTE FOR US
FINALIST!
Best
Politics & Media
Wildcard

[Quoted text hidden]

Sponsorship opportunities-Yallentines.pdf
3758K

Shion Deysarkar <shion@joinunified.us> Thu, Apr 7, 2022 at 10:13 AM

To: Becky Bullard <becky@rousertx.com>

Great, appreciate the interest and help!

I'm sending on the info for your event to the team. I think the sponsorship levels are going to be out of budget for us, but I'll see if anything is possible.

[Quoted text hidden]

Becky Bullard <becky@rousertx.com> Thu, Apr 7, 2022 at 11:12 AM
To: Shion Deysarkar <shion@joinunified.us>

Sounds good, thanks!

Becky Bullard

she/her
Creator, Democrasexy
&
Co-Host, The Rabble podcast
social: @thetexbex + @democrasexy mobile: 310.849.8219

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 6:09 PM
To: Becky Bullard <becky@rousertx.com>

Hi Becky,

Just in case - our crowdfund campaign page is now live at https://wefunder.com/unified/. If you're interested in participating, you can click "Invest" to make your reservation.

Our goal is to hit $100K from organizers and activists before opening it up to the public. We're already 10% of the way there on day 1 - it would be great to have you be part of this group.

[Quoted text hidden]

Becky Bullard <becky@rousertx.com> Mon, Apr 11, 2022 at 8:56 PM
To: Shion Deysarkar <shion@joinunified.us>

Done! Good luck! <3

Becky Bullard

she/her
Creator, Democrasexy
&
Co-Host, The Rabble podcast
social: @thetexbex + @democrasexy mobile: 310.849.8219

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Apr 12, 2022 at 7:38 AM
To: Becky Bullard <becky@rousertx.com>

Amazing, thank you!

[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Fundraising campaign for Unified (social network for activists)

14 messages

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 8:05 AM
To: Brad Wilson <brad.wilson@creeris.com>

Hi Brad,

So I wanted to run something past you. I'm going to start raising a seed round for Unified that will help us accelerate development. As part of this round, I want to include a "crowdfund". A crowdfund is really interesting because it lets anyone (i.e., not just rich people) invest in and get early ownership of a startup company like ours.

This type of fundraising aligns perfectly with our mission of empowering organizers, activists, and community leaders. I can't really think of something better than activists actually owning the platform they're using to push activism forward. This is a much more equitable approach to fundraising than what you typically see in the tech/VC world.

I'd love to just get your thoughts on this idea. Is it something that you'd like be a part of? What would you need to know before committing to something like this?

p.s. If you'd like to learn more about how a crowdfund works, I recommend checking out this FAQ from the fundraising platform we plan on using.

Shion Deysarkar
CEO & Co-Founder
Unified

Brad Wilson <brad.wilson@creeris.com> Tue, Mar 29, 2022 at 8:21 AM
To: Shion Deysarkar <shion@joinunified.us>

Hey man,

I know this is probably a bulk message, but I figured I'd respond anyway.

Is your goal with the crowdfunding to raise capital or engage your early users with ownership (or something else?)? Depending on your goal, you may want to target the pitch/ask in a way that supports that. If you want capital from people that want to make money, tell them how the platform makes money (eventually). If you want to engage super users, that may not be meaningful (and ownership may not be as meaningful as direct engagement in the process like a strong community lead that directly and publicly engages the owners/users).

Just my 2 cents. Hope you're doing well and we should catch up soon!

Brad Wilson
Creeris Ventures, CEO
Direct: 713-579-5686
Cell: 713-443-9819

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 8:44 AM
To: Brad Wilson <brad.wilson@creeris.com>

Appreciate the feedback :) This email is meant to just be an introductory, super-soft ask. Most of the audience is not super-familiar with crowdfunding or investing at all, so the primary goal is to create awareness. A harder ask would come later. Most of our market does not respond very well to immediate hard asks.

If you are interested in learning more about how Unified will make money, let me know. Short answer: think Twitch/Patreon/YouTube for activism and politics. We're going to let our users fundraise off of the platform. The bet is that social network mechanics will drive larger & more frequent/recurring donations, thereby boosting an already-rapidly growing market. ActBlue did like $3B in donations in 2020 and ended the year with $50M cash-on-hand. I think we can do better than that and go into markets they can't touch. Political + social giving is close to $500B right now, putting our TAM at $17-18B today. Deck attached.

[Quoted text hidden]

Unified Investor Deck v7.pdf
1909K

Brad Wilson <brad.wilson@creeris.com> Tue, Mar 29, 2022 at 8:51 AM
To: Shion Deysarkar <shion@joinunified.us>

I like the idea. Something like "click here to donate $5 to help XXX fight this issue". Makes a ton of sense if people are engaging with the platform.

Brad Wilson
Creeris Ventures, CEO
Direct: 713-579-5686
Cell: 713-443-9819

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 8:56 AM
To: Brad Wilson <brad.wilson@creeris.com>

Yes, but more than that:

- Here's an action you can take right now
- Donate $10 today to enter a group chat with Beto
- Donate $50 to get exclusive posts from Greta Thunberg herself discussing her strategy
- Be a recurring donor and get a badge added to your profile

..the list goes on. Worth a small bet to see if it can work?
[Quoted text hidden]

Brad Wilson <brad.wilson@creeris.com> Tue, Mar 29, 2022 at 9:14 AM
To: Shion Deysarkar <shion@joinunified.us>

I think your 2nd bullet is fire. Could work that into something like Cameo too (Beto says Happy Birthday to your mom for $100). It really feels like if you get something along the lines of #2 going it could fund the whole thing.

Did you already talk to Steakley by chance? I would think his HALO Fund would take a look? I haven't been doing any direct investments for a while (it was too much to track/manage) but I like the idea.

Is this a product from Blue Squad or new company?

Brad Wilson
Creeris Ventures, CEO
Direct: 713-579-5686

Cell: 713-443-9819

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 9:22 AM
To: Brad Wilson <brad.wilson@creeris.com>

I'll talk to Steakley - is he still at david@steakley.net ? Regardless of how that goes though, you can just put in something small like $1K (enough to be interesting but not so much you have to really manage it) and it will be helpful. I'm targeting $100K in pre-commits before the crowdfund goes public. If I do that, it will pop. I'm close to 10% of that target already.

We rebranded Blue Squad as Unified. So the Blue Squad product is no more. We're all-in on Unified. Bigger TAM, easier sales process, bigger social impact. More fun.
[Quoted text hidden]

Brad Wilson <brad.wilson@creeris.com> Tue, Mar 29, 2022 at 9:36 AM
To: Shion Deysarkar <shion@joinunified.us>

Is it an LLC? I'm happy to throw in $1k.

Yes, that email is correct for Steakley.

Brad Wilson
Creeris Ventures, CEO
Direct: 713-579-5686
Cell: 713-443-9819

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 9:37 AM
To: Brad Wilson <brad.wilson@creeris.com>

C-Corp. Technically a public benefit corporation.
[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 9:38 AM
To: Brad Wilson <brad.wilson@creeris.com>

And thanks for the commit! 😁
[Quoted text hidden]

Brad Wilson <brad.wilson@creeris.com> Tue, Mar 29, 2022 at 9:40 AM
To: Shion Deysarkar <shion@joinunified.us>

You bet - kick ass with it!

Brad Wilson
Creeris Ventures, CEO
Direct: 713-579-5686
Cell: 713-443-9819

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 9:35 AM

To: Brad Wilson <brad.wilson@creeris.com>

The WeFunder page is up and running! https://wefunder.com/unified

You can place your reservation now. If you have any questions, let me know!

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Apr 12, 2022 at 11:01 AM
To: Brad Wilson <brad.wilson@creeris.com>

Thanks for putting in your reservation! Let me know if you have any follow up questions 🙂

[Quoted text hidden]

Brad Wilson <brad.wilson@creeris.com> Tue, Apr 12, 2022 at 11:02 AM
To: Shion Deysarkar <shion@joinunified.us>

You bet - good luck!

Brad Wilson
Creeris Ventures, CEO
Direct: 713-579-5686
Cell: 713-443-9819

[Quoted text hidden]

Gmail **Shion Deysarkar <shion@joinunified.us>**

Fundraising campaign for Unified (social network for activists)

4 messages

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 8:14 AM
To: Gira Desai <gira@aleberrycreative.com>

Hi Gira,

So I wanted to run something past you. I'm going to start raising a seed round for Unified that will help us accelerate development. As part of this round, I want to include a "crowdfund". A crowdfund is really interesting because it lets anyone (i.e., not just rich people) invest in and get early ownership of a startup company like ours.

This type of fundraising aligns perfectly with our mission of empowering organizers, activists, and community leaders. I can't really think of something better than activists actually owning the platform they're using to push activism forward. This is a much more equitable approach to fundraising than what you typically see in the tech/VC world.

I'd love to just get your thoughts on this idea. Is it something that you'd like be a part of? What would you need to know before committing to something like this?

p.s. If you'd like to learn more about how a crowdfund works, I recommend checking out this FAQ from the fundraising platform we plan on using.

Shion Deysarkar
CEO & Co-Founder
Unified

Gira Wieczorek <gira@aleberrycreative.com> Wed, Mar 30, 2022 at 5:06 PM
To: Shion Deysarkar <shion@joinunified.us>

Hi Shion, thanks for sending this over. I've been following along on social!

Even though we work heavily in the VC world, I'm familiar with crowdfunding and I think it is a good idea for situations like this!

Not sure if you need something specific from Aleberry / me? I'm currently stretched a little thin but happy to help provide feedback or chat through anything.

Cheers,

Gira Desai Wieczorek

Managing Partner, Aleberry | +1.713.487.8225
[Quoted text hidden]

Gira Wieczorek <gira@aleberrycreative.com> Wed, Mar 30, 2022 at 9:54 PM
To: Shion Deysarkar <shion@joinunified.us>

Oh I should add, if you know any designers looking for work - send them our way! I'll be less stretched once we hire a couple :)

we are looking for contract senior-level designers for a few months minimum (likely a year contract)!
[Quoted text hidden]
--
Gira Wieczorek | Managing Partner, Aleberry | +1.713.487.8225

Shion Deysarkar <shion@joinunified.us> Thu, Mar 31, 2022 at 8:42 AM
To: Gira Wieczorek <gira@aleberrycreative.com>

I was asking if you'd be interested in being a small investor 🙂 We're in the process of setting up the WeFunder campaign, but I'm trying to get early commits before it launches so it can start off with a pop. The minimum investment will be $100, so if you could put in that or something more, it would be super helpful.

We're getting more and more connected to local artists through Unified, so if you have a job listing, I can share it around!

[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Fundraising campaign for Unified (social network for activists)

5 messages

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 8:15 AM
To: Haley Plasman <haley.plasman@gmail.com>

Hi Haley,

So I wanted to run something past you. I'm going to start raising a seed round for Unified that will help us accelerate development. As part of this round, I want to include a "crowdfund". A crowdfund is really interesting because it lets anyone (i.e., not just rich people) invest in and get early ownership of a startup company like ours.

This type of fundraising aligns perfectly with our mission of empowering organizers, activists, and community leaders. I can't really think of something better than activists actually owning the platform they're using to push activism forward. This is a much more equitable approach to fundraising than what you typically see in the tech/VC world.

I'd love to just get your thoughts on this idea. Is it something that you'd like be a part of? What would you need to know before committing to something like this?

p.s. If you'd like to learn more about how a crowdfund works, I recommend checking out this FAQ from the fundraising platform we plan on using.

Shion Deysarkar
CEO & Co-Founder
Unified

Haley Plasman <haley.plasman@gmail.com> Wed, Mar 30, 2022 at 7:49 AM
To: Shion Deysarkar <shion@joinunified.us>

Hi Shion,

I'm definitely interested, but I need to know more info! I would want to know things like level of involvement required, timeframe, expected rate of return, monetization strategy, ect.

It seems like a great idea that's totally in line with the mission at Blue Squad! Keep me posted!

Best,
Haley

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Wed, Mar 30, 2022 at 1:37 PM
To: Haley Plasman <haley.plasman@gmail.com>

Hope you're doing well, Haley!

So quick info on what you've asked about:

- The minimum allowed investment will be $100, but you can invest much more if you want. You don't need to do anything beyond putting money in, but of course, sharing the opportunity with friends would be welcome.
- We're going to launch the crowdfund by the end of April. The campaign will run for 3-4 months.
- Determining a rate of return for an early-stage company is very challenging. Professional venture capitalists typically don't expect a return for 10 years for the average investment, but they do expect something like a 10x

return on successful investments. It's risky. You should invest because you think there is potential in the concept, you believe in what we're building, and you believe in me and the Unified team.
- Unified will make money by taking commission on donations activists raise through the platform. In 2020, close to $500 billion was donated to political or non-profit organizations. We want those funds to go through Unified and take 4% as commission.

I've attached a pitch deck we share with investors. I also encourage you to read through https://help.wefunder.com/#/investor/getting-started-for-investors to learn more about this kind of investing.

Let me know if you have any questions past this. Happy to answer them. I know you like learning about different kinds of investment opportunities! We can get on a call if that will help.

[Quoted text hidden]

Unified Investor Deck v7.pdf
1909K

Haley Plasman <haley.plasman@gmail.com> Thu, Mar 31, 2022 at 4:47 PM
To: Shion Deysarkar <shion@joinunified.us>

Hey Shion,

Thanks for sharing! I'm in, at least for $100. I'll keep an eye out for launch, or feel free to send the details to me when you start the crowdfunding.

I'm doing really well, only six weeks out from due date now 😅😅😅

Best,
Haley
[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Fri, Apr 1, 2022 at 8:27 AM
To: Haley Plasman <haley.plasman@gmail.com>

Awesome, thanks for supporting this!
[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Fundraising campaign for Unified (social network for activists)

13 messages

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 8:30 AM
To: Slade Cutter <slade@wittliffcutter.com>

Hi Slade,

So I wanted to run something past you. I'm going to start raising a seed round for Unified that will help us accelerate development. As part of this round, I want to include a "crowdfund". A crowdfund is really interesting because it lets anyone (i.e., not just rich people) invest in and get early ownership of a startup company like ours.

This type of fundraising aligns perfectly with our mission of empowering organizers, activists, and community leaders. I can't really think of something better than activists actually owning the platform they're using to push activism forward. This is a much more equitable approach to fundraising than what you typically see in the tech/VC world.

I'd love to just get your thoughts on this idea. Is it something that you'd like be a part of? What would you need to know before committing to something like this?

p.s. If you'd like to learn more about how a crowdfund works, I recommend checking out this FAQ from the fundraising platform we plan on using.

Shion Deysarkar
CEO & Co-Founder
Unified

Slade Cutter <slade@wittliffcutter.com> Wed, Mar 30, 2022 at 5:10 PM
To: Shion Deysarkar <shion@joinunified.us>

hey Shion, sorry for the slow reply. The crowdfunding concept is solid, and I'm happy to help. I'll probably invest, too. Will also see if I can get any of my partners to do so.

--
Partner
Wittliff | Cutter, PLLC
512.825.0544
Licensed in Texas
CIPP/US
Click here to schedule a call or meeting.

From: Shion Deysarkar <shion@joinunified.us>
Sent: Tuesday, March 29, 2022 8:30 AM
To: Slade Cutter <slade@wittliffcutter.com>
Subject: Fundraising campaign for Unified (social network for activists)

IRONSCALES finds this email suspicious! We know Shion Deysarkar by name, but the email was sent from an unfamiliar address shion@**joinunified.us** | **Know this sender?**

[EXTERNAL SENDER]

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Thu, Mar 31, 2022 at 10:57 AM
To: Slade Cutter <slade@wittliffcutter.com>

Awesome! I'd be happy to do a group call/meeting with your partners if you'd like. That might be the easiest, most efficient way to address everything about the opportunity.

[Quoted text hidden]

Slade Cutter <slade@wittliffcutter.com> Thu, Mar 31, 2022 at 11:26 AM
To: Shion Deysarkar <shion@joinunified.us>

brilliant idea. i'm OOO until Tues next week, but let me socialize the idea and then get back to you w/ a target group call late next week.

--
Partner
Wittliff | Cutter, PLLC
512.825.0544
Licensed in Texas
CIPP/US
Click here to schedule a call or meeting.

From: Shion Deysarkar <shion@joinunified.us>
Sent: Thursday, March 31, 2022 10:57 AM
To: Slade Cutter <slade@wittliffcutter.com>
Subject: Re: Fundraising campaign for Unified (social network for activists)

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Thu, Mar 31, 2022 at 12:30 PM
To: Slade Cutter <slade@wittliffcutter.com>

Sounds great, looking forward to it.

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 6:21 PM
To: Slade Cutter <slade@wittliffcutter.com>

Hey Slade,

Circling back here - let me know when we can schedule a time with your team!

Our campaign page is now live as well: https://wefunder.com/unified/. Take a look and let me know what you think. Happy to incorporate any feedback you might have. You can also go ahead and reserve your spot in the round by clicking "Invest". This will give you an early-bird discount.

[Quoted text hidden]

Slade Cutter <slade@wittliffcutter.com> Tue, Apr 12, 2022 at 2:01 PM
To: Shion Deysarkar <shion@joinunified.us>

hey Shion, I got 6 of my partners interested enough to chat. Did you want to set up a zoom, in-person meeting, lunch, or happy hour to discuss?

--
Partner
Wittliff | Cutter, PLLC
512.825.0544

Licensed in Texas
CIPP/US
Click here to schedule a call or meeting.

From: Shion Deysarkar <shion@joinunified.us>
Sent: Monday, April 11, 2022 6:21 PM
To: Slade Cutter <slade@wittliffcutter.com>
Subject: Re: Fundraising campaign for Unified (social network for activists)

[EXTERNAL SENDER]

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Apr 12, 2022 at 2:03 PM
To: Slade Cutter <slade@wittliffcutter.com>

Any of those work for me, but a brief in-office meeting followed by drinks seems like the most fun?

I'm out of town the rest of the week but am available next week.
[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Mon, Apr 18, 2022 at 1:51 PM
To: Slade Cutter <slade@wittliffcutter.com>

Hey Slade - following up. Which day/week works best for you and your team?
[Quoted text hidden]

Slade Cutter <slade@wittliffcutter.com> Wed, Apr 20, 2022 at 3:29 PM
To: Shion Deysarkar <shion@joinunified.us>

hi Shion, sorry for the slow reply. Lunch will probably be the easiest to coordinate. We are having a partner retreat next week, but let's pick a day the following week. Tues, Wed, Thurs will probably work best.

--
Partner
Wittliff | Cutter, PLLC
512.825.0544
Licensed in Texas
CIPP/US
Click here to schedule a call or meeting.

From: Shion Deysarkar <shion@joinunified.us>
Sent: Monday, April 18, 2022 1:51 PM
[Quoted text hidden]

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Wed, Apr 20, 2022 at 3:31 PM
To: Slade Cutter <slade@wittliffcutter.com>

Sounds good! Tuesday or Thursday that week are open for me.
[Quoted text hidden]

Slade Cutter <slade@wittliffcutter.com> Wed, Apr 20, 2022 at 4:38 PM
To: Shion Deysarkar <shion@joinunified.us>

Let's plan on Thursday May 5 at 1200 at our offices. Calendar invite to follow. I'll cover lunch, and my assistant will send you an email the day b/f to get your order. I look forward to it.

--
Partner
Wittliff | Cutter, PLLC
512.825.0544
Licensed in Texas
CIPP/US
Click here to schedule a call or meeting.

From: Shion Deysarkar <shion@joinunified.us>
Sent: Wednesday, April 20, 2022 3:31 PM
[Quoted text hidden]

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Thu, Apr 21, 2022 at 10:21 AM
To: Slade Cutter <slade@wittliffcutter.com>

Great - looking forward to it as well!
[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Fundraising campaign for Unified (social network for activists)

7 messages

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 8:05 AM
To: Bob Fertik <bob.fertik@gmail.com>

Hi Bob,

So I wanted to run something past you. I'm going to start raising a seed round for Unified that will help us accelerate development. As part of this round, I want to include a "crowdfund". A crowdfund is really interesting because it lets anyone (i.e., not just rich people) invest in and get early ownership of a startup company like ours.

This type of fundraising aligns perfectly with our mission of empowering organizers, activists, and community leaders. I can't really think of something better than activists actually owning the platform they're using to push activism forward. This is a much more equitable approach to fundraising than what you typically see in the tech/VC world.

I'd love to just get your thoughts on this idea. Is it something that you'd like be a part of? What would you need to know before committing to something like this?

p.s. If you'd like to learn more about how a crowdfund works, I recommend checking out this FAQ from the fundraising platform we plan on using.

Shion Deysarkar
CEO & Co-Founder
Unified

Bob Fertik <bob.fertik@gmail.com> Tue, Mar 29, 2022 at 4:09 PM
To: Shion Deysarkar <shion@joinunified.us>

hey shion,

we're trying to crowdfund both act.tv (10 years old) and #VOTEPROCHOICE (6 years old) and despite all of our emails and social media ... it's really hard.

if you have a core groups of evangelical organizers who are willing to promote it to their organizer friends, you might do better than us ... but i think it will still be hard.

what did HGL say?

bob
[Quoted text hidden]
--

Bob Fertik, President
Democrats.com
bob@democrats.com
718-424-7772

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 4:37 PM
To: Bob Fertik <bob.fertik@gmail.com>

Which platform are you raising on? I'd love to get more insights if you have any. We are trying to approach this from a community organizing perspective. I have a handful of groups I think I can leverage, but there's certainly more work to be

done.

Right now things look promising for HGL. No official word yet, but it's been all positive feedback so far.

[Quoted text hidden]

Bob Fertik <bob.fertik@gmail.com> Tue, Mar 29, 2022 at 4:45 PM
To: Shion Deysarkar <shion@joinunified.us>

actblue

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 4:52 PM
To: Bob Fertik <bob.fertik@gmail.com>

Ah.. so this will be different in a couple ways:

- I'm selling equity/ownership in the business. Anyone who participates will own a small piece of the company. They should expect a return on their investment (while being aware of the risks).
- It will be through a platform that has an existing audience of investors: WeFunder. My goal right now is to get at least $50K in "pre-commits" so that the crowdfund campaign has a higher chance of success. When campaigns launch on WeFunder with this level of commitment, they're usually able to raise much more.
- Once we complete the raise, it's over. We don't plan on raising more funds because the amount we do raise will get us to revenue generation, and at that point, we'll be self-sustaining. We're a for-profit, not a non-profit.

Just in case, I'd recommend checking out https://help.wefunder.com/#/investor/getting-started-for-investors to learn more.

If you have any interest, let me know. Even just putting in $100 helps us build momentum and make this a success.

[Quoted text hidden]

Bob Fertik <bob.fertik@gmail.com> Tue, Mar 29, 2022 at 4:56 PM
To: Shion Deysarkar <shion@joinunified.us>

gotcha - do you have to provide a prospectus of some kind?

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 7:53 PM
To: Bob Fertik <bob.fertik@gmail.com>

We will prepare a campaign page that will include a pitch deck and other materials. If you're interested in investing, I can send you over an early version of the deck to review.

[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Fundraising campaign for Unified (social network for progressive activists)

4 messages

Shion Deysarkar <shion@joinunified.us> Fri, Apr 1, 2022 at 1:04 PM
To: secondchances0@icloud.com

Hi Elijah!

Following up in case you had any questions about the crowdfund I mentioned in my last email. I've had a lot of folks express interest, and we've already passed $8,000 in committed investment, all from organizers, activists, and others in the progressive space.

Please let me know if you'd like to learn more. Happy to tell you more about Unified's plan, how the fundraise will work, or anything else you need.

Shion Deysarkar
CEO & Co-Founder
Unified

Elijah Watson <secondchances0@icloud.com> Fri, Apr 1, 2022 at 1:29 PM
To: Shion Deysarkar <shion@joinunified.us>

Hi Shion,

I don't seem to have your last email on this crowdfund? Would you mind telling me some more?

Thanks,
Elijah
—
Elijah Watson (he/him)
(623) 341-3285
secondchances0@icloud.com

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Fri, Apr 1, 2022 at 1:36 PM
To: Elijah Watson <secondchances0@icloud.com>

Oh, sorry about that. Happy to fill in the details.

We're going to be launching a crowdfunding campaign (or "community round") for Unified. A community round allows anyone to invest $100 or more in our business and actually own a small piece of it. It's kind of like buying stock in Facebook on day 1, but of course, we aren't Facebook (yet)! We'll be running this round through WeFunder. They have a very good investor FAQ here: https://help.wefunder.com/#/investor/getting-started-for-investors

We'll be using any funds raised to grow our team and accelerate Unified's development. We've had a lot of amazing feedback from folks like you and believe there's a real opportunity to build an amazing platform for organizers and activists. Because of that feedback, we think it's time to raise money so we can move more quickly and make Unified a reality. With the funds we raise here, we can release Unified to early adopters this year and to the public early next year.

If you'd like to get on a call to get more details, feel free to find a time on https://cal.mixmax.com/shionunified/call !

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 5:52 PM
To: Elijah Watson <secondchances0@icloud.com>

Hi Elijah,

I wanted to share the exciting news that our crowdfund page is now live: https://wefunder.com/unified/. Please take a look and let me know if you have any feedback, questions, etc.

If you'd like to participate in the campaign, you can click "Invest" to make your reservation.

Our goal is to hit $100K from organizers and activists before opening it up to the public. We're already 10% of the way there on day 1. I'd love to have you be part of this group.

- Shion

[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Fundraising campaign for Unified (social network for progressive activists)

4 messages

Shion Deysarkar <shion@joinunified.us> Fri, Apr 1, 2022 at 1:07 PM
To: jillvv221@gmail.com

Hi Jill!

Following up in case you had any questions about the crowdfund I mentioned in my last email. I've had a lot of folks express interest, and we've already passed $8,000 in committed investment, all from organizers, activists, and others in the progressive space.

Please let me know if you'd like to learn more. Happy to tell you more about Unified's plan, how the fundraise will work, or anything else you need.

U

Shion Deysarkar
CEO & Co-Founder
Unified

Jill A. van Voorhis <jillvv221@gmail.com> Fri, Apr 1, 2022 at 1:20 PM
To: Shion Deysarkar <shion@joinunified.us>

Hi Shion,

I just dug up your email today because I owe you a reply! I'm very interested. I'm just under water managing a school board campaign, fending off the crazies. How about first of next week to chat?

Jill van Voorhis
Precinct 221 Chair

Travis County Democratic Party
713-416-6999

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Fri, Apr 1, 2022 at 1:23 PM
To: "Jill A. van Voorhis" <jillvv221@gmail.com>

Sounds great! You can pick any time on https://cal.mixmax.com/shionunified/call
[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 5:54 PM
To: "Jill A. van Voorhis" <jillvv221@gmail.com>

Hi Jill,

Our crowdfunding campaign is now live! You can check it out at https://wefunder.com/unified/. Please take a look and let me know if you have any feedback, questions, etc. **If you'd like to participate in the campaign, you can click "Invest" to make your reservation.**

Our goal is to hit $100K from organizers and activists before opening it up to the public. Anyone that invests before hitting this amount will receive early-bird terms, giving them more shares than other investors. We're already 10% of the way there on day 1, so I'd love to have you be part of this group.

[Quoted text hidden]

Gmail **Shion Deysarkar <shion@joinunified.us>**

Intro Mridu <> Shion

2 messages

Jeremy Smith <jeremy@civitech.io> Thu, Apr 7, 2022 at 6:17 PM
To: Mridu Sekhar <mridu.sekhar@gmail.com>, Shion Deysarkar <shion@joinunified.us>

Mridu,
I want to introduce you to Shion Deysarkar. He is the CEO & Co-Founder of Unified. He is building a social platform for progressive organizers and activists. They've seen a lot of interest from early adopters and are raising a "community round" to help accelerate their efforts. I'm participating in this round and thought you'd be interested in doing so as well.

Here is his availability for a call.

--
Jeremy Smith
CEO & Founder
817-919-2956

CampaignOS | CIVITECH

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 12:10 PM
To: Jeremy Smith <jeremy@civitech.io>
Cc: Mridu Sekhar <mridu.sekhar@gmail.com>

Thanks for the intro, Jeremy, and pleasure to meet you, Mridu.

As Jeremy mentioned, Unified is a complete social networking platform specifically for organizers and activists. Our team has spent a lot of time building tools to power community-driven organizing vs the typical list-based approach typically seen by political campaigns and advocacy groups. Our hope is that Unified will be a place where organizers can build vibrant, action-oriented communities.

We've seen a lot of interest from likely early adopters. Over 200 organizers, representing a wide variety of national and local groups, have expressed an interest in using Unified when it's ready. Because of this demand, we want to bring Unified to the public as quickly as possible, and that means raising funding to accelerate development.

We recently partnered with WeFunder to set up a crowdfunding campaign: https://wefunder.com/unified/. I'd love to include you in the raise. Let me know if you'd like to connect! https://cal.mixmax.com/shionunified/call
[Quoted text hidden]

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail

Shion Deysarkar <shion@joinunified.us>

Intro to Shion

2 messages

Jeremy Smith <jeremy@civitech.io> Thu, Apr 7, 2022 at 5:47 PM
To: "Vachon, Michael" <michael.vachon@soros.com>, Shion Deysarkar <shion@joinunified.us>

Michael,
I mentioned Shion to you briefly on our call, and wanted to explain a little more why I think you two will hit it off.

He is the CEO & Co-Founder of Unified, a new public benefit company serving our ecosystem. He is building a social platform for progressive organizers and activists that can connect actions to posts. Meaning, I can write a social media post about the assault on voting rights and include an action in the post that shows my audience which of their friends are not registered to vote. They've seen a lot of interest from early adopters and are raising a "community round" to help accelerate their efforts. I'm participating in this round and thought you'd be interested in doing so as well.

The reason I am interested in this is because I like the idea of the community of users owning a large stake in the platform. Progressive leaders who would be regular users will own the same shares, which ultimately leads to better and healthier governance. The labor at the company also all own shares, meaning the people who build this will have a major say as well. Lastly, I think there is long-term potential for Unified and Actblue to be very strong together, and probably a major data science partnership with Catalist if feasible, given the social graph implications of this project if it is successful.

Here is his availability for a call.

Shion,
Michael Vachon is behind most of the top community-owned initiatives in the ecosystem, and is a major builder of infrastructure behind the scenes. I think his projects are of substantial value beyond their stable revenue streams, because they solidify trusted actors at the heart of important systems.

I hope you two can connect and see if you find alignment.

--
Jeremy Smith
CEO & Founder
817-919-2956

CampaignOS | CIVITECH

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 12:17 PM
To: Jeremy Smith <jeremy@civitech.io>
Cc: "Vachon, Michael" <michael.vachon@soros.com>

Thanks for the intro, Jeremy, and it's a pleasure to meet you, Michael.

As Jeremy mentioned, Unified is a complete social networking platform specifically for organizers and activists. Our team has spent a lot of time building tools to power community-driven organizing vs the typical list-based approach typically seen by political campaigns and advocacy groups. Our hope is that Unified will be a place where organizers can build vibrant, action-oriented communities.

We've seen a lot of interest from likely early adopters. Over 200 organizers, representing a wide variety of national and local groups, have expressed an interest in using Unified when it's ready. Because of this demand, we want to bring

Unified to the public as quickly as possible, and that means raising funding to accelerate development. We've set up a community round on WeFunder (https://wefunder.com/unified/) and are working toward a larger seed round as well.

Please let me know if you'd like to connect and learn more. https://cal.mixmax.com/shionunified/call

[Quoted text hidden]

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail

Shion Deysarkar <shion@joinunified.us>

Latest news on Unified crowdfund, check out who's backing us

1 message

Shion Deysarkar <shion@joinunified.us> Tue, Apr 26, 2022 at 9:44 AM
To: Abe Chu <abraham.chu@gmail.com>

Abe,

We've made some great progress on our community round since I last reached out, so I wanted to update you on everything that's happened since then. Here are all the big highlights:

Over $22K raised so far as part of the crowdfund
After about two weeks of outreach, we're almost half-way to our "phase 1" $50K milestone, so that's pretty exciting! We've been able to do this thanks to the support of several progressive organizers and activists that are backing our efforts. On this list are awesome people like Chris Hollins, Micah Sifry, Alice Yi, Josh Nelson, Becky Bullard, Shai Sachs, Kimberly Sawyer, and more. You may not recognize all of these names, but check out those links to get a sense for who's becoming a Unified investor.

We're now officially backed by Higher Ground Labs
Later this week, Higher Ground Labs will be officially announcing their investment in Unified as part of their latest cohort. If you're unfamiliar with HGL, think Y-Combinator or Techstars for progressive politics. Being part of HGL means we'll be able to tap into the larger Democratic ecosystem and can more easily bring state and national groups into the Unified network. With their backing, our chance for success have gone up significantly.

Pilot programs for Unified will begin this summer
Our engineering team has been working non-stop to get our next release available by mid-summer. With this release, we'll start running pilots with select groups throughout the country. This will be the first time Unified is really in the wild, so we're super-excited to get to that stage.

Of course, we want to do more. We've seen a lot of interest from progressive organizers and activists in using Unified. The feedback we're getting tells us that Unified can really help these folks focus on community-driven organizing, more effective voter outreach, and really just building a healthier and more engaged democracy.

We need help from folks like you to make this happen. Building something as ambitious as Unified takes a lot of resources, which is why we're raising money. It helps us hire engineers and other staff to bring Unified to the public and make the vision of empowering community organizers a reality.

I'd love to have you on board as one of our backers: https://wefunder.com/unified

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail

Shion Deysarkar <shion@joinunified.us>

Re: Crowdfund for Unified

7 messages

Shion Deysarkar <shion@bluesquad.co> Tue, Mar 29, 2022 at 11:13 AM
To: Micah Sifry <msifry@gmail.com>, Shion Deysarkar <shion@joinunified.us>

Hi Micah - circling back on this. I'd love to connect and loop you into how we're planning to get the crowdfund off the ground. Let me know if you have time this week or next.

On Wed, Mar 23, 2022 at 12:17 PM Shion Deysarkar <shion@bluesquad.co> wrote:

> Hi Micah - hope you're doing well. So some news on the crowdfunding front ... it's likely that we'll use WeFunder to manage the fund. Here's a FAQ that will give you more info on their process https://help.wefunder.com/#/investor/getting-started-for-investors
>
> Let me know if you have any questions coming of that info, or if you have an idea for how much you'd be interested in investing.
>
> On Thu, Mar 17, 2022 at 4:41 PM Shion Deysarkar <shion@bluesquad.co> wrote:
>
> > Awesome!
> >
> > So the technical details of "what you're getting shares of" are that you would be a part owner of the crowdfund itself, which would be managed by a separate crowdfunding firm. This fund would in turn be a part-owner of us, Unified, a public benefit corporation. We would still be pursuing investment from Higher Ground Labs and other institutional investors. Here are some resources that may help:
> >
> > - https://dan-austin.medium.com/is-equity-crowdfunding-a-viable-way-to-finance-your-startup-c0272f3638fd
> > - https://www.startengine.com/blog/regulation-crowdfunding-101-for-entrepreneurs/
> >
> > Some more information .. because the crowdfund has to be managed by a separate firm, I have to persuade one of these firms that working with us is a good opportunity. Typically this would be done by demonstrating an existing customer base, but we are very early. So to overcome that, I'm asking individuals to sign a "pledge" that indicates how much they'd like to invest once the fund has launched.
> >
> > I'm going to go ahead and send the pledge agreement to you via Docusign since you've expressed an interest, but let me know what other details I can fill in.
> >
> > I'm also including our investor deck to help you understand our business as a whole.
> >
> > On Thu, Mar 17, 2022 at 4:18 PM Micah Sifry <msifry@gmail.com> wrote:
> >
> > > Shion:
> > >
> > > I'm definitely open to investing in a crowdfund. Obviously I'd want to know what I'm actually getting shares of, but certainly open to a variety of possibilities. The main thing is I think what you are doing is worth supporting.
> > >
> > > Micah
> > >
> > > On Thu, Mar 17, 2022 at 2:23 PM Shion Deysarkar <shion@bluesquad.co> wrote:
> > >
> > > > Hi Micah!
> > > >
> > > > Hope you're doing well. Our event was a hit, and we'll have videos for you to check out pretty soon! I did want to run something past you though:
> > > >
> > > > I'm thinking of doing a crowdfund for Unified as part of the larger seed investment we're pursuing now. This means that the grassroots organizers and activists that are helping us build Unified would also get a chance to actually own a part of the company and be part of its growth. The crowdfund would let them invest as much or as little as they wanted.
> > > >
> > > > If we did this, would you be interested in being part of it? What sort of questions would you have about it?

> > > --
> > > **Shion Deysarkar**
> > > CEO & Co-Founder
> > > Unified (formerly Blue Squad)
> >
> > --
> >
> > Subscribe to The Connector, my newsletter -- Read me on Medium -- Follow me on Twitter -- Read my latest book.
>
> --
> **Shion Deysarkar**
> CEO & Co-Founder
> Unified (formerly Blue Squad)

--
Shion Deysarkar
CEO & Co-Founder
Unified (formerly Blue Squad)

--
Shion Deysarkar
CEO & Co-Founder
Unified (formerly Blue Squad)

Micah Sifry <msifry@gmail.com> Wed, Mar 30, 2022 at 7:03 PM
To: Shion Deysarkar <shion@bluesquad.co>
Cc: Shion Deysarkar <shion@joinunified.us>

Shion:

Apologies--been really busy. I haven't had the chance to dive in yet, but I will. I'm glad you're using Wefunder by the way--I've always been impressed by Mike Norman.

More soon I hope!

Micah
[Quoted text hidden]

Micah Sifry <msifry@gmail.com> Wed, Mar 30, 2022 at 7:21 PM
To: Shion Deysarkar <shion@bluesquad.co>
Cc: Shion Deysarkar <shion@joinunified.us>

Some quick feedback on your deck, which I scanned for first impressions.

1. I don't think you will convince investors that people are going to download another app (a lot of funders are rightfully skeptical about any start-up claiming people will just jump over the hurdle). Instead, I think you should address that problem head-on and say that the core users who will drive adoption are organizers, not activists. The people at the center of activism, who need a better way to engage activists, are organizers.

2. I think you should say more about the pain points that organizers have and how they put up with them while they use consumer apps for organizing, or the task-oriented apps like Mobilize or Minivan for managing people into events or actions. Unified has some unique offerings that organizers can't get anywhere else right now, like social networking (unless they rely on shitty platforms like Facebook and everyone wants off of that). and ways of earning social status (which you can earn on Reddit but again, not an organizing tool).

3. I think you need to make clear to funders that the universe you want to serve is Democrats only, or progressives, or if it's open then what are the ground rules for participation. You make no statement about that in the deck and imply that your market is the whole donor universe, which either it is, or it isn't.

4. Why frame the potential of earnings solely around a sale to some big (shitty) platform? That actually kind of disappoints me. Say you want to build a real progressive organizing platform and it could either go public (so stock is worth something) or stay private (but pay investors some rate of return after X years).

I know you address my first three questions glancingly on the very last slide but that is way too late, IMHO.

Micah

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Thu, Mar 31, 2022 at 10:55 AM
To: Micah Sifry <msifry@gmail.com>
Cc: Shion Deysarkar <shion@bluesquad.co>

Hey Micah,

These are good points. Let me see how I can incorporate them into the deck. My general approach with investor decks is to state the problem, show that it's a big market, and make the case that we have a compelling solution to address the pain of the market. Since the deck gets shared with people from all sorts of backgrounds, I typically reserve more detailed discussion points for the addendum slides at the end or in-person back-and-forth. I'm going to talk with the WeFunder team to learn what their audience is looking for.

Two things I do want to address specifically though:

Point 3, the universe we want to serve
I do intend to go after the entire or at least a significant % of the entire donation market. I recognize that our mission and values will prevent some % of that, but we intend to make progressivism so attractive that the market swings dramatically toward serving progressive values. This will come through our broader marketing and branding strategy. I know this is a ludicrous thing to say, but it is our ambition.

I also want to be clear that I don't view our market as Democrats-only. We will define a set of community values that are aligned at a very high-level with progressive values, but the market is community organizing. I would not be surprised if this attracts *some* Republicans that are nominally GOP but are increasingly values-misaligned with their party. We shouldn't be afraid of this; we should welcome it.

And an important tactical note: We need to not be seen as partisan so that (progressive) 501c3s can feel comfortable using it. 501c3s and Democrats bringing users to the same social platform is a win for Democrats.

Point 4, exit opportunities
My personal desire is to keep the company private while ceding some level of governance to a community-run board and providing dividends or profit-sharing to shareholders. I suppose I didn't include that in the slide because of the aforementioned "broad audience", but I'm going to include this going forward. I should have had it before.

I should note though, as the CEO, I will have a duty to be aware of all possible outcomes. It's just a truth that the options listed in that slide are available in this market. Some investors will want to know that. It's my challenge to show that the option I prefer is the one that's the best for everyone involved. **It's also a reason for the community itself to have as large a stake as possible so that they can advocate for what's best for them.**

Let me know what you think about the above. If you have more questions, I think a call would be really productive. You can always book a time on https://cal.mixmax.com/shionunified/call

If you do feel I've addressed your concerns, I'd love to get a firm commitment on your participation in the crowdfund.

[Quoted text hidden]

Shion Deysarkar
CEO & Co-Founder
Unified

Micah Sifry <msifry@gmail.com> Thu, Mar 31, 2022 at 11:55 AM

To: Shion Deysarkar <shion@joinunified.us>
Cc: Shion Deysarkar <shion@bluesquad.co>

Shion:

These are helpful clarifications.

Re #3: I've been around the block with people like Ben Rattray and Jim Gilliam who got banged around badly when they pivoted from "progressive" to "open" and so it's really important to state from the outset what the universe is to allow investors and other kinds of backers to understand and choose accordingly. If anything the marketplace is more fraught now than ever.

Re #4: I'm glad to hear this because it really does color the picture differently to know that you want to build a great company and stick true to some core values as opposed to grow it to sell it. Again, that will cause some potential investors to turn away but we've seen plenty of evidence for what happens when growth and profit are the primary drivers.

I'm going to still press you on my first two points, because anyone with any knowledge of Brigade's failure, along with the long list of other efforts to be a "social network for civics" or a "social network for politics" will question how Unified will gain and retain a core user base. See Jumo, ChangeByUs, VoteIQ, Vote.com, Voter.com, Hotsoup.com, Speakout.com, Ruck.us and Votizen, all of which had early buzz, early funding, cool founders, media attention, and failed. Matt Stempeck and I got into this in some detail in our Civic Tech Graveyard work: https://civictech.guide/learning-from-the-civic-tech-graveyard/.

I'm also pressing you because I really do think the organizer (as opposed to the activist) is the core user for Unified, the person who needs a home app for what they do on a daily basis. Also because I think enabling individual organizers to network and gain standing could be a killer function. Tools like Mobilize could do this but they see their customer as the campaign or the organization that needs to line people up for discrete tasks (events, phone-banks, etc). The result is if you are an experienced volunteer organizer you are generally treated like crap by campaigns who parachute in typically young field staff to manage local volunteers, even when many of those volunteers actually have years of experience. But they currently have no consistent way to show that they have that experience. Imagine if someone who has run phone-banks or managed a canvass, and gotten 5 star ratings from peers, and has done that for several cycles, was more discoverable. Unified could be the place where people keep track of their civic/political experience and where campaigns who need to find great volunteers go first. (Imagine if you could go on Strava to find the person who ran the best phone-bank in this geographical area last cycle, for ex.)

As for the crowdfund, I'm happy to pledge $1000 but actually open to considering $5000.

I've booked us a call tomorrow at 3:30.

Micah

[Quoted text hidden]

Micah Sifry <msifry@gmail.com> Fri, Apr 1, 2022 at 2:33 PM
To: Shion Deysarkar <shion@joinunified.us>
Cc: Shion Deysarkar <shion@bluesquad.co>

Call me at 917-439-6250--or send a Zoom link?
[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Fri, Apr 1, 2022 at 2:34 PM
To: Micah Sifry <msifry@gmail.com>
Cc: Shion Deysarkar <shion@bluesquad.co>

Zoom link is here https://us02web.zoom.us/j/9996101633
[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Re: Unified crowdfund

7 messages

Josh Nelson <jnelson@juggernautproject.com> Mon, Mar 28, 2022 at 10:09 AM
To: Shion Deysarkar <shion@bluesquad.co>

Thanks, Shion. I'm traveling this week and next, so probably can't do a call, but will circle back in a couple weeks.

On Wed, Mar 23, 2022 at 7:12 AM Shion Deysarkar <shion@bluesquad.co> wrote:

> Sounds great, Josh.
>
> So a few things to note:
>
> - Right now it's looking like we're going to work with WeFunder to set up the crowdfund. The crowdfund will likely be a SAFE or convertible note. Each crowdfunder would put into the note, and the note would be a single item on the cap table. WeFunder has a FAQ that goes through more detail: https://help.wefunder.com/#/investor/getting-started-for-investors
> - We're also pursuing acceptance into HGL's next cohort. We've gone through the first two screening calls, and it seems they've gone well, so our chances of acceptance are high at the moment. Not sure how familiar you are with their model, but they offer a kind of debt that is paid down and then converted to equity. The value really comes from the stamp of approval.
> - I'm hoping to raise a total of $4M as part of this seed round. If things go to plan, perhaps $2-3M will come from outside the crowdfund.
>
> I'm attaching our deck here. Let's schedule a call to discuss more. My availability: https://cal.mixmax.com/shionunified/call
>
> On Tue, Mar 22, 2022 at 4:28 PM Josh Nelson <jnelson@juggernautproject.com> wrote:
>
>> Hi Shion,
>>
>> Thanks for flagging this. That's exciting.
>>
>> The Juggernaut Project has been doing some seed investments and we're keeping tabs on a few other opportunities right now. I did talk to my business partner about Unified a while back and he wasn't as into it as I am, but that doesn't mean the door is closed, and I'd potentially be interested as an individual as well.
>>
>> Beyond more due diligence on your tech, your team and your plans, things I'd want to understand which class of debt you're issuing, specifics on things like contract structure, valuation cap, minimum investment, etc.
>>
>> Please keep me in the loop as your plans progress.
>>
>> Thanks,
>> Josh
>>
>> On Tue, Mar 22, 2022 at 2:12 PM Shion Deysarkar <shion@bluesquad.co> wrote:
>>
>>> Hi Josh,
>>>
>>> So I wanted to run something past you. I'm going to start raising a seed round for Unified that will help us accelerate development of the platform. As part of this round, I want to include a "crowdfund". A crowdfund is really interesting because it lets anyone (i.e., not just venture capitalists) invest in and get early ownership of a startup company like ours. To put it (very) simply, it would be similar to buying stock in Facebook on day 1.
>>>
>>> The reason I'm so interested in including a crowdfund as part of how we finance Unified's growth is that it aligns perfectly with our mission of empowering organizers, activists, and community leaders. I can't really think of something better than activists actually owning the platform they're using to push activism forward. This is a much more equitable approach to fundraising than what you typically see in the tech/VC world.
>>>
>>> There are lot more details I can share with how the crowdfund would work, but for now, I'd love to just get your thoughts on it. Is it something that you'd like be a part of? What would you need to know before committing to

> > something like this?
> >
> > p.s. We're considering using WeFunder as our crowdfunding partner. They have a good FAQ for you to learn more.
> >
> > **Shion Deysarkar**
> > CEO & Co-Founder
> > Unified (formerly Blue Squad)
>
> --
> Josh Nelson, Partner
> The Juggernaut Project
> Schedule a call

--
Shion Deysarkar
CEO & Co-Founder
Unified (formerly Blue Squad)

--
Josh Nelson, Partner
The Juggernaut Project
Schedule a call

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 7:52 AM
To: Josh Nelson <jnelson@juggernautproject.com>

Hey Josh,

Following up to see if you'd like to schedule a call this week or next. As you may have seen, we're pretty close to launching the crowdfunding campaign. Here's my availability: https://cal.mixmax.com/shionunified/call
[Quoted text hidden]

Shion Deysarkar
CEO & Co-Founder
Unified

Josh Nelson <jnelson@juggernautproject.com> Tue, Apr 12, 2022 at 5:22 AM
To: Shion Deysarkar <shion@joinunified.us>

Thanks for following up. I booked a call for Monday.

Congrats on getting into the HGL cohort!
[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Apr 12, 2022 at 7:49 AM
To: Josh Nelson <jnelson@juggernautproject.com>

Sounds good - looking forward to it!
[Quoted text hidden]

Josh Nelson <jnelson@juggernautproject.com> Fri, Apr 15, 2022 at 10:39 AM
To: Shion Deysarkar <shion@joinunified.us>

Hey Shion – my partner at The Juggernaut Project, Adam Hyland, will likely join us. You might have met him at your SXSW event.

One question: Do you happen to know if LLC's can invest via WeFunder? I asked WeFunder but haven't heard back yet.
[Quoted text hidden]

Josh Nelson <jnelson@juggernautproject.com> Fri, Apr 15, 2022 at 12:06 PM
To: Shion Deysarkar <shion@joinunified.us>

Nevermind – heard back from WeFunder confirming that LLCs can invest. Talk to you Monday.
[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Fri, Apr 15, 2022 at 1:19 PM
To: Josh Nelson <jnelson@juggernautproject.com>

Ah great!
[Quoted text hidden]

Gmail **Shion Deysarkar <shion@joinunified.us>**

Re: Unified crowdfund

9 messages

Joseph Kopser <joseph.kopser@gmail.com> Mon, Mar 28, 2022 at 4:33 PM
To: Shion Deysarkar <shion@bluesquad.co>

Sorry for the late reply. Yes! We found great success at Fetii in the WeFunder campaign. They raised over $250k in a week from their members.

Let me know if you want me to connect you with their CEO, Matthew Iommi.

Joseph

Joseph Kopser
Author, Speaker, Entrepreneur

m: 512-731-3920
e: joseph@josephkopser.com

On Tue, Mar 22, 2022 at 2:11 PM Shion Deysarkar <shion@bluesquad.co> wrote:

> Hi Joseph,
>
> So I wanted to run something past you. I'm going to start raising a seed round for Unified that will help us accelerate development of the platform. As part of this round, I want to include a "crowdfund". A crowdfund is really interesting because it lets anyone (i.e., not just venture capitalists) invest in and get early ownership of a startup company like ours. To put it (very) simply, it would be similar to buying stock in Facebook on day 1.
>
> The reason I'm so interested in including a crowdfund as part of how we finance Unified's growth is that it aligns perfectly with our mission of empowering organizers, activists, and community leaders. I can't really think of something better than activists actually owning the platform they're using to push activism forward. This is a much more equitable approach to fundraising than what you typically see in the tech/VC world.
>
> There are lot more details I can share with how the crowdfund would work, but for now, I'd love to just get your thoughts on it. Is it something that you'd like be a part of? What would you need to know before committing to something like this?
>
> p.s. We're considering using WeFunder as our crowdfunding partner. They have a good FAQ for you to learn more.
>
> **Shion Deysarkar**
> CEO & Co-Founder
> Unified (formerly Blue Squad)

Shion Deysarkar <shion@joinunified.us> Mon, Mar 28, 2022 at 4:42 PM
To: Joseph Kopser <joseph.kopser@gmail.com>
Cc: Shion Deysarkar <shion@bluesquad.co>

Yes that would be great (btw, using the new Unified email now).

I'd love to find a way to leverage your existing community to bring in more folks as investors during the campaign. I have some thoughts on this, perhaps we could connect to discuss further?

[Quoted text hidden]

Joseph Kopser <joseph.kopser@gmail.com> Mon, Mar 28, 2022 at 4:46 PM
To: Shion Deysarkar <shion@joinunified.us>, Matthew Iommi <matthewiommi@fetii.com>

Cc: Monica Avila <ea@josephkopser.com>

Will do! I've included Matthew in the cc.

As for the letter, yes, once you make the formal announcement, I will send it out to my donor list just like I did for Fetii.

Joseph

Joseph Kopser
Author, Speaker, Entrepreneur

m: 512-731-3920
e: joseph@josephkopser.com

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Mon, Mar 28, 2022 at 7:09 PM
To: Joseph Kopser <joseph.kopser@gmail.com>
Cc: Matthew Iommi <matthewiommi@fetii.com>, Monica Avila <ea@josephkopser.com>

Awesome, appreciate it.

Matthew - pleasure to meet you. We're pursuing a crowdfund on WeFunder for Unified. I'd love to get your perspective on the process if you have time.
[Quoted text hidden]

Matthew Iommi <matthewiommi@fetii.com> Mon, Mar 28, 2022 at 11:03 PM
To: Shion Deysarkar <shion@joinunified.us>
Cc: Joseph Kopser <joseph.kopser@gmail.com>, Monica Avila <ea@josephkopser.com>

Hi Shion,

Great to meet you via email. I'd be happy to get on a call, anything for a friend of Joseph's.

I am open tomorrow (Tuesday) from 12pm-2pm and Wednesday from 11:30am-1:30pm. More availability next week.

Best,



Matthew Iommi
Chief Executive Officer
Fetii Inc

2146090377
matthewiommi@fetii.com
www.fetii.com
701 Brazos St , Austin, TX, 78701

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 10:17 AM
To: Matthew Iommi <matthewiommi@fetii.com>

Unfortunately I'm booked up those times, but let's find a time next week. My full availability is here: https://cal.mixmax.com/shionunified/call Appreciate it!
[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 10:36 AM
To: Joseph Kopser <joseph.kopser@gmail.com>

Just wanted to check - do you want me to pencil you in for a certain amount?
[Quoted text hidden]

Joseph Kopser <joseph.kopser@gmail.com> Tue, Mar 29, 2022 at 11:48 AM
To: Shion Deysarkar <shion@joinunified.us>

I wish! I'm just pumped my disposable income into Sustainment.

If I can move a few coconut shells around before now and the end of your raise, I'll try to get in.

Is $2500 the limit still for WeFunder?

Joseph

Joseph Kopser
joseph.kopser@gmail.com

[Quoted text hidden]

Shion Deysarkar <shion@joinunified.us> Tue, Mar 29, 2022 at 4:42 PM
To: Joseph Kopser <joseph.kopser@gmail.com>

I'm going to set the minimum for our campaign to be $100. Maximum depends on your net worth: https://help.wefunder.com/legal/304304-how-much-am-i-allowed-to-invest
[Quoted text hidden]

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail **Shion Deysarkar <shion@joinunified.us>**

Unified (formerly Blue Squad) update

3 messages

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 6:55 PM
Bcc: Joe Christie <joewchristie@me.com>, aj@quotapath.com, mgovshteyn@gmail.com, jeff@januaryadvisors.com, srowen@gmail.com

Hi there,

I know it's been a long time since I've communicated directly with our early angel investors. Hopefully you've been able to follow our journey across our various social media channels.

If you haven't, there have been a lot of things happening over the past year. Let me highlight the biggest ones:

We rebranded as Unified and started development on a new product
By the end of the 2020 cycle, we had successfully deployed Blue Squad to over 40 campaigns and organizations. Blue Squad users reached upwards of 100,000 voters. Despite these promising stats, we found several reasons to believe that the Blue Squad concept had limited potential - both in terms of political and financial impact.

We therefore started developing a new product and business model that would incorporate what we learned and go much further to the root of our mission: allowing organizers and activists to more effectively build communities around a campaign, issue, or cause. This work culminated in the creation of Unified: a social platform for organizing and activism.

Here's our announcement video and here's a deeper dive on the change. And of course, here's our new website.

We're building a strong "superfan" community around Unified
As we started building the new Unified product, we wanted to make sure we were building something our target market wanted. So over the last year, we've engaged with hundreds of likely early adopters, showing them the Unified concept (using prototype mock-ups) and getting their feedback on it. An overwhelming majority of likely early adopters were extremely enthusiastic about the concept and wanted to be part of its launch. So we started including these people in a "superfan" community where they could interact with one another, get product updates, and more. We have about 200 of these folks in the community. It's growing each day.

Here's what community members are saying.

We've been invited to be part of Higher Ground Labs' next cohort
If you haven't heard of HGL, it's basically the Y-Combinator/TechStars of democratic politics. Being part of HGL is a big rubber stamp of approval to the entire political ecosystem and should open doors with large organizations like the DNC, state parties, large non-profits, etc.

More info on HGL.

We're now raising a "community round"
To keep our momentum building, we're raising a community round. Otherwise known as a "regulation crowdfund", this allows essentially anyone to be an investor in Unified. We feel this kind of investment fits perfectly with our mission of being a platform for community organizing. It should also serve as further proof of our potential when we go after institutional investment later this year. Our superfan community is already putting money in, but it would be phenomenal if our earliest backers (all of you) were part of this round as well.

If you're interested in participating, you can go here: https://wefunder.com/unified/. The WeFunder page has full details on deal structure, process, etc.

Alright, I know that was a lot in case it's new to you. And I know I'm asking for money after not communicating directly with some of you for a very long time. It's been a long year of experimenting, seeing what works, and getting things to a place where momentum is building again, but I'm really excited about where things are going. Hopefully you are too!

--

Shion Deysarkar

CEO & Co-Founder
Unified

Joe Christie <joewchristie@me.com> Mon, Apr 11, 2022 at 7:58 PM
To: Shion Deysarkar <shion@joinunified.us>

Excellent!
Very impressed.
Thx for your continuing dedication.
Joe

Joe Christie
512-413-3023

On Apr 11, 2022, at 4:55 PM, Shion Deysarkar <shion@joinunified.us> wrote:

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Shion Deysarkar <shion@joinunified.us> Tue, Apr 12, 2022 at 5:23 PM
To: Jeremy Smith <jeremy@civitech.io>

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Gmail

Shion Deysarkar <shion@joinunified.us>

Unified community round update (& HGL Bay Area retreat recap)

15 messages

Shion Deysarkar <shion@joinunified.us> Mon, May 23, 2022 at 7:08 PM
To: Community Round <communityround@joinunified.us>

Hi everyone!

I'm back in Austin after a week in the bay area for a Higher Ground Labs Cohort 5 retreat. The week was full of great conversations, learnings, and material that should help shape our path forward. Here are the most pertinent takeaways:

Our go-to-market strategy should lead to big customer and investor pickups (with a few tweaks)
So here's been our core GTM strategy from pretty much day 1:

1. Build a stripped-down alpha version
2. Test it with likely users ("superfans")
3. If they don't like, we revise the product and go back to step 1
4. If superfans like it, they'll bring in more users organically while we add more features (and go back to step 1)

This has been working well for us so far, with over 250 superfans part of the early Unified community, and multiple organizations starting to endorse us. I learned during the HGL retreat that we can formalize this strategy to tee up partnership opportunities with large political organizations (e.g., the DNC) and large investors (e.g., OneOne, InvestingInUS, etc.). Here's how we'll do this:

1. Set up 10 or more "pilot programs" with grassroots organizers across the country.
2. These organizers may or may not be directly employed by a campaign but will likely be working to assist one or more campaigns in their area. They will also have a group of highly-engaged volunteers they often work with. In other words, they have an existing community that belongs primarily to them.
3. We'll onboard these organizers and their community into Unified, closely monitor their use, and help them use Unified as effectively as possible.
4. At the end of the program (after elections), we'll assess what sort of impact these groups had by using Unified.
5. We'll take that analysis to potential partners and use it to lock in their use of or investment in Unified.

Again, this is pretty much the same GTM playbook we had before, but the HGL retreat was helpful because the conversations I had there (a) reinforced it as the right path to take and (b) gave me some specifics to work with (e.g., needing approximately 10 pilots to be compelling, getting insight on which geos to go after, etc.). In other words, the strategy is now getting more formalized.

We'll be able to pitch large Dem groups and start building relationships with them in June
HGL will be bringing me and the other founders in the latest cohort to DC in June. We'll have multiple days to pitch groups like the DNC, DCCC, DGA, and other advocacy-based groups. My goal during this week will be to (a) interest these groups in engaging us in pilot programs with trusted grassroots organizers and (b) start building relationships with key personnel within their organizations so we can easily approach them for the 2024 cycle. Over the next couple of weeks, I'll be pretty focused on creating pitch decks for these meetings.

There was of course a lot more material that was covered during the week, including pricing strategies, tactics for managing stress as a founder, how the current funding market is affecting political tech, and more. But the points above were the most impactful on our future direction. It was also just a really enjoyable time. Check out the "HGL" archive on our IG for some behind-the-scenes pics.

One note before the updates: There are some valid concerns with allowing any strategy to be affected by large players in the market. It's obviously not pure grassroots building. I think if we want to be successful and serve the needs of organizers and activists, we need buy-in from these larger groups and should leverage their distribution channels when it serves us to do so. We can "attack from both angles" with little marginal cost. It's the right strategy for this market.

Ok, now the updates:

- We're sitting at $37K on the crowdfund. It was stalled last week while I was focused on the HGL event. I'll be resuming work on the crowdfund this week.

- We're at 255 superfans! Pretty exciting to cross 250.
- We published our second Unified Jam video last week. You should check it out.
- We're still on track to release our next alpha ("Alpha 3") by mid-June. We will be reducing the scope a little bit and pushing some of the basic user features we had originally planned in Alpha 3 into Alpha 4, which will have a heavy user/social features focus.

How you can help:

- Join the crowdfund - help us build a platform for organizers that's owned directly by organizers and the people they serve
- Refer me to individuals that should invest - here's some intro copy you can use
- Check out the demo - are you an investor but haven't seen the demo? Book a session now.

--

Shion Deysarkar
CEO & Co-Founder
Unified

Josh Nelson <jnelson@juggernautproject.com> Mon, May 23, 2022 at 7:18 PM
To: Shion Deysarkar <shion@joinunified.us>

Fantastic update, Shion. Keep up the great work!
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--
Josh Nelson, Partner
The Juggernaut Project
Schedule a call

Shion Deysarkar <shion@joinunified.us> Mon, May 23, 2022 at 7:51 PM
To: Josh Nelson <jnelson@juggernautproject.com>

Appreciate it!
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sameershahster <sameershahster@gmail.com> Tue, May 24, 2022 at 1:19 PM
To: Shion Deysarkar <shion@joinunified.us>

Hey Shion, cool concept. I made a small investment right now, may add to it.

Good luck!

Sent from my T-Mobile 5G Device
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Shion Deysarkar <shion@joinunified.us> Tue, May 24, 2022 at 1:44 PM
To: sameershahster <sameershahster@gmail.com>

Awesome! Great to have you on board. If you'd like to join our Slack community of organizers, you can do so here: https://join.slack.com/t/unifiedcommunity/shared_invite/zt-10zxt0tuv-uHF5OV0_227fylGho8z4zg
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JC Dwyer <jcdwyer@gmail.com> Tue, May 24, 2022 at 1:54 PM
To: Shion Deysarkar <shion@joinunified.us>

Thanks for all these updates, Shion. I'm mainly lurking in your various channels but I am listening.

When I read this...

1. *These organizers may or may not be directly employed by a campaign but will likely be working to assist one or more campaigns in their area. They will also have a group of highly-engaged volunteers they often work with. In other words, they have an existing community that belongs primarily to them.*

...it sounds like you are describing local party precinct chairs to a tee.

It may be too heavy an initial lift to get a county party to be part of a pilot, and individual precinct chairs may not give you a big enough sample for a successful pilot. But at least in the Travis County context, there are also many clubs that form to organize regional or ideological "superprecincts" consisting of 10-15 precinct chairs, and these might be a good size for a pitch. I'm thinking specifically of groups like the Blue Action Democrats, or the NETCO Dems. They all use VAN for their major campaign needs, but may be in need of a tool that can provide other opportunities for volunteer engagement.

Just a thought!

jc

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Shion Deysarkar <shion@joinunified.us> Tue, May 24, 2022 at 1:58 PM
To: JC Dwyer <jcdwyer@gmail.com>

Appreciate the input! We are working on something with Lana @ Blue Action. I have tried convincing Saundra @ Netco, but I don't think my pitch really registered. If you have an "in", I'd appreciate the help. I agree that both of these groups fit what we're looking for!
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JC Dwyer <jcdwyer@gmail.com> Tue, May 24, 2022 at 2:05 PM
To: Shion Deysarkar <shion@joinunified.us>

That's good you are working with Blue Action. They are a pretty federated system so if one door doesn't work, try another. I don't know her well, but Saundra seems old-school and may not get it. But she also hosts regular meetings and may be open to a presentation rather than club-wide adoption.
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Taylor Constantine <taylorconstantine@gmail.com> Tue, May 24, 2022 at 2:43 PM
To: Shion Deysarkar <shion@joinunified.us>
Cc: Adam Roberts <adam@wefunder.com>

Shion,

Thanks for the update. I'm going to make an introduction for you to a group who I think can juice up your round a bit with exposure and target marketing. Stay tuned for that and I'll include Adam as well.

Best

Taylor

On Mon, May 23, 2022 at 7:08 PM Shion Deysarkar <shion@joinunified.us> wrote:
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--
Taylor Constantine
(615) 812-2090
LinkedIn

TC

CONSTANTINE

Shion Deysarkar <shion@joinunified.us> Wed, May 25, 2022 at 9:09 AM
To: JC Dwyer <jcdwyer@gmail.com>

Yep - will reach out to her again at some point to do the presentation. I think she'll be receptive to it when there's a usable product.
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Joseph Kopser <joseph.kopser@gmail.com> Wed, May 25, 2022 at 9:57 AM
To: Shion Deysarkar <shion@joinunified.us>

Great update. I encouraged Becca running in HD121 to come on board. I would have your folks reach out.

--
Joseph Kopser www.JosephKopser.com

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Shion Deysarkar <shion@joinunified.us> Wed, May 25, 2022 at 9:58 AM
To: Joseph Kopser <joseph.kopser@gmail.com>

Appreciate it - what's her email?
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Joseph Kopser <joseph.kopser@gmail.com> Wed, May 25, 2022 at 10:01 AM
To: Shion Deysarkar <shion@joinunified.us>

becca@beccafortx121.com

Joseph Kopser
Author, Speaker, Entrepreneur

m: 512-731-3920
e: joseph@josephkopser.com

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Jack McCambridge <mccambridge.jack@gmail.com> Wed, May 25, 2022 at 1:41 PM
To: Shion Deysarkar <shion@joinunified.us>

Round of applause on an awesome update. Really nicely done, Shion!

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Shion Deysarkar <shion@joinunified.us> Wed, May 25, 2022 at 1:42 PM
To: Jack McCambridge <mccambridge.jack@gmail.com>

Thanks1
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Gmail

Shion Deysarkar <shion@joinunified.us>

Unified Community Round update: April 10

1 message

Shion Deysarkar <shion@joinunified.us> Sun, Apr 10, 2022 at 4:14 PM
To: Community Round <communityround@joinunified.us>

Hello again everyone!

It's been a busy week, but we have some very exciting news to share.... <drumroll>

We have been invited to be part of Higher Ground Labs' next cohort!!
For those who haven't heard of HGL, it's basically the Y Combinator or TechStars of progressive political tech. They invest in promising startups focused on ways to advance democratic organizing. Being an HGL company gives us a rubber stamp of credibility when approaching larger organizations like the DNC, various state parties, large non-profits, and so on. We still need to sign off on terms, but I'm not anticipating any major roadblocks.

We're almost ready to launch the crowdfunding campaign
I've been putting the finishing touches on the campaign page this past week, and it's just about ready. I'm sharing it privately with a few folks to get initial feedback and see if I've missed anything. If you'd like to check out, let me know! Once the page is up, we'll be ready to start accepting reservations for the community round. There will be incentives to invest early, so be ready once it's up!

More community round interest
I've been pretty heads down on getting the campaign page up, but while doing that, I have drummed up about $3K more in community round interest. Most of this is from local organizers and activists, so the individual dollar amounts are small, but it's still a great sign that our target users are behind this effort!

Meanwhile in product and bizdev land...
Our engineering team is prepping our first production release, which will allow users (on our invite list) to download the app directly from the app stores. This will help us scale up live testing. We're also working through a major design overhaul that should make the app way more engaging.

Our marketing team is also scaling up their user and partner acquisition efforts. Check out what our first official partner had to say about Unified: https://twitter.com/JoinUnified_us/status/1511768482311979013

How you can help

- Introduce us to anyone interested in participating in the community round
- Contact me if you'd like to check out the WeFunder page

--

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail

Shion Deysarkar <shion@joinunified.us>

Unified community round update: April 18

9 messages

Shion Deysarkar <shion@joinunified.us> Mon, Apr 18, 2022 at 8:25 PM
To: Community Round <communityround@joinunified.us>

Hi everyone,

I'm a little late with this week's update because (a) I was in New Orleans celebrating a friend's birthday, and (b) I figured I wouldn't send email on Easter weekend 🙂

But here we are! And here are the big updates on the fundraise:

The WeFunder page is live!
You can go to https://wefunder.com/unified/ right now to check out the campaign. If you haven't made your reservation yet, you can do so really easily from this page. I'd also love your feedback on the pitch!

We're at $14K reserved!
Since launching the page about a week ago, we've reached $14,000 in reservations. I'm pretty happy about this progress but I also know there's a lot more to be done to reach our goals. This week I'm engaging in a variety of meetings and outreach to bring in more investors and get to our "phase 1" $50K goal.

Product and business development
We're on track for our scheduled Alpha 3 release in June. The current focus is on updating our voter registration features with new backend and frontend features. Meanwhile, we're steadily ramping up user and organization outreach. We added 9 new superfans last week and are working on getting 2 more organization endorsements this week.

How you can get involved:

1. Haven't made your reservation yet? Do so here: https://wefunder.com/unified/
2. Schedule a feedback session to check out the product design
3. Join our community slack group
4. Share the WeFunder page with others or introduce me to other potential investors!

Thanks everyone!

--

Shion Deysarkar
CEO & Co-Founder
Unified

Saatvik Ahluwalia <saatvik.ahluwalia@gmail.com> Tue, Apr 19, 2022 at 7:54 AM
To: Shion Deysarkar <shion@joinunified.us>
Cc: Community Round <communityround@joinunified.us>

Hey Shion,

I've been slow to pitch in, but that is mostly because we're in the middle of some big transitions - moving to Boston, switching jobs, selling our home, and paying for.....daycare (it is more than our mortgage!!).

Do you think y'all will still be raising throughout the summer? I should have more cash freed up once we sell this house.

Let me know!

All the best,

Saatvik A.
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Saatvik Ahluwalia | Digital Director | ATJ
Features: New York Daily News, Ms. Magazine, Harvard
Social: Twitter, Instagram, LinkedIn

Shion Deysarkar <shion@joinunified.us> Tue, Apr 19, 2022 at 8:19 AM
To: Saatvik Ahluwalia <saatvik.ahluwalia@gmail.com>

Daycare!!! That one is always the wildest.

The fund most likely will be open in the summer. If all goes to plan, it will wrap up in August.

Fwiw though, investing as part of the first $100k in will give you more ownership for each dollar.

P.s. Congrats on the Daily News article!
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Saatvik Ahluwalia <saatvik.ahluwalia@gmail.com> Tue, Apr 19, 2022 at 8:22 AM
To: Shion Deysarkar <shion@joinunified.us>

Yeah...it is insane. Right now our part-time nanny is more than our mortgage (though that is going to change with our new insane appraisal).

And sounds good - I'll be in a better place to figure out how we can contribute once the house is sold and jobs are settled.
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Eric de Valpine <edevalpine@gmail.com> Tue, Apr 19, 2022 at 9:49 AM
To: Cari Marshall <cari_marshall@icloud.com>, shion@joinunified.us

Hi Shion,

All appears to be going well! A couple of quick questions:
Do BlueSquad SAFE note holders convert if and when you close the $4M Unified equity raise?
If we decide o to come in, I assume entering during the early period on WeFunder helps Unified gain some momentum?

Thanks,
Eric
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Shion Deysarkar <shion@joinunified.us> Tue, Apr 19, 2022 at 9:53 AM
To: Eric de Valpine <edevalpine@gmail.com>
Cc: Cari Marshall <cari_marshall@icloud.com>

Hi Eric!

Great to hear from you. To answer your questions:

1. Yes, Blue Squad SAFE holders will convert once we close the $4M round.
2. Yes, coming in during the early period helps us build momentum! It also gives you more ownership for each dollar investment.

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Shion Deysarkar <shion@joinunified.us> Tue, Apr 26, 2022 at 10:06 AM
To: Eric de Valpine <edevalpine@gmail.com>
Cc: Cari Marshall <cari_marshall@icloud.com>

Hey y'all!

Hope you're doing well. Checking in to see if I could answer any more questions about the crowdfunding campaign, or if I can help you with the WeFunder process. We're about half-way to our early milestone of $50K. Would love your help in getting past $25K 🙂

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Cari Marshall <cari_marshall@icloud.com> Fri, Apr 29, 2022 at 8:06 AM
Reply-To: cari_marshall@icloud.com
To: Shion Deysarkar <shion@joinunified.us>, Eric de Valpine <edevalpine@gmail.com>

Hi hi!

Just keeping the conversation going here. I'm deferring to our family's CFO here (Eric, LOL).

Thanks for keeping us updated, Shion!

All the best,
Cari

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Shion Deysarkar <shion@joinunified.us> Fri, Apr 29, 2022 at 8:15 AM
To: cari_marshall@icloud.com
Cc: Eric de Valpine <edevalpine@gmail.com>

Appreciate it 🙂 FYI, we're at $24,250 right now.. would be great to get half-way to the "phase 1" $50K goal by this weekend!

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Gmail

Shion Deysarkar <shion@joinunified.us>

Unified community round update: April 25 - Musk Buys Twitter

4 messages

Shion Deysarkar <shion@joinunified.us> Mon, Apr 25, 2022 at 5:28 PM
To: Community Round <communityround@joinunified.us>

Hello Unified investors and hopefully-soon-to-be-investors!

So some really interesting news today in case you haven't heard... Elon Musk will soon be the new owner of Twitter. We can't say for sure what new policies Twitter will enact under Musk's control, but it's a safe bet that it will become a more accommodating platform for hate speech, fringe conservative groups, and other societal elements that are disruptive to the progressive movement.

For better or worse, this has some interesting consequences for Unified. If we can meet our goal of having an alpha product ready for pilot users ready this summer, then we are likely to release that alpha at around the same time that any Twitter policies will either be known or taking effect. If we're right about how those policies will affect political organizing, it means progressives will likely be looking for a new social platform. All this means is that we could very well be the beneficiary of changing winds and that it's all the more important to execute well and move quickly.

It also means that the community round just became more important than ever. Unified's mission of community-driven organizing and the community ownership model represented by our fundraiser now stands in direct contrast to Twitter, which is now the property of a single, hyper-wealthy, hyper-libertarian individual.

If you've already reserved your spot in the round: Thank you for being part of this. You're helping us build something that will give the progressive movement a better chance against this new headwind.
If you're still waiting: Hopefully this latest news gives you more reason to join us.

Onto the updates..

We're currently at $21K in reservations
A handful of prominent Texas-area activists and (hopefully) future electeds joined the round this past week. We're excited to have these folks on board. You can check the WeFunder page to get a peek at who's jumping in.

Accelerated growth in terms of future users and partners
We've been ramping up superfan acquisition lately. We're now pulling in 7-10 new superfans each week. I expect that number to at least double by the end of next month. Realistically it could increase 5x. We're also close to adding on 3-5 new partner organizations as early Unified endorsers.

Product development on track
We're still on schedule for our Alpha 3 release. On top of implementing specific features for this release, we're also laying the groundwork for some very powerful platform extensibility in the future. It's hard to go into much detail on this now, but I'm super excited about it.

A reminder on how to help:

1. Haven't made your reservation yet? Do so here: https://wefunder.com/unified/
2. Schedule a feedback session to check out the product design
3. Join our community slack group
4. Share the WeFunder page with others or introduce me to other potential investors!

--

Shion Deysarkar
CEO & Co-Founder
Unified

Shion Deysarkar <shion@joinunified.us> Mon, Apr 25, 2022 at 5:40 PM
To: tamer@investingin.us

Hi Tamer - I just sent this to folks who are part of our ongoing community round. I thought you'd find it interesting.

We're part of the new HGL cohort and are building a crowdfund as well. The goal is to build up to the $4M total seed round I proposed when we last spoke. Let me know if you want to reconnect.

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Joe Christie <joewchristie@me.com> Mon, Apr 25, 2022 at 5:54 PM
To: Shion Deysarkar <shion@joinunified.us>

Hi Shion
I like that you're thinking ahead-and big.
Thanks for keeping me updated.
Joe

Joe Christie
512-413-3023

On Apr 25, 2022, at 3:28 PM, Shion Deysarkar <shion@joinunified.us> wrote:

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Shion Deysarkar <shion@joinunified.us> Mon, Apr 25, 2022 at 7:35 PM
To: Joe Christie <joewchristie@me.com>

Thanks for the kind words!

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Gmail

Shion Deysarkar <shion@joinunified.us>

Unified community round update: May 3 - Roe overturned

1 message

Shion Deysarkar <shion@joinunified.us> Tue, May 3, 2022 at 10:37 AM
To: Community Round <communityround@joinunified.us>

Hello everyone,

So this is what I get for thinking I could wait until this morning to send out an update.. as I'm sure everyone knows, the Supreme Court is set to overturn Roe v Wade. I think we all knew this was coming, but the sudden nature of the news and the objectively backwards reasoning by the court makes it particularly hard (impossible?) to swallow.

Events like this are a strong reminder of the need to support progressive grassroots organizers and activists. Reactionary conservative forces have been building toward this decision for 50 years, and they've been doing so at all levels of civic involvement - starting within their own neighborhood and community groups. In recent years, progressive efforts have shifted their focus toward national, top-down organizing, losing connection with local groups, and in turn have thus lost the ability to build steady momentum toward progress. Instead, we rely on catalyzing events like yesterday's to shock people into action. This is not a reliable way to build a better society.

It is right to direct our anger at the oppressors, but we can't control what they do. We can, however, hold ourselves accountable and strive to build a better organizing ecosystem.

All that said, we still have to do something ***now***. The Unified's team recommendation is to check this list of abortion funds in each state, find one (any) that you like, and donate. In fact, why not match your investment in Unified with a donation to an abortion fund?

Onto the updates...

- We're very very close to half-way through "phase 1" of the community round. We're currently sitting at $24,450, so just $550 to reach $25K.
- We've run into a few snags on Alpha 3 but are playing catch-up over the next couple weeks to get back on track. Our plan is still to start pilot testing with small groups at the end of the summer.
- We've received several organizational endorsements over the last 2 weeks, including Chris Hollins for Mayor and Sustain the Mag.

In lieu of the regular asks for Unified in this email, I'll urge you again to match your investment in Unified with a donation to one of the abortion funds listed here.

--

U

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail

Shion Deysarkar <shion@joinunified.us>

Unified crowdfund is launching soon

2 messages

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 8:06 AM
To: aliceyi@icloud.com

Hi Alice,

Hope you're doing well. When we last spoke, you said you wanted to be the first person to give me a check for our fundraising campaign, much like you did so with Jeremy many years ago.

I'm now ready to start the fundraising campaign and would love to have you be the first person to participate. You can do so by going to https://wefunder.com/unified/ and clicking on "Invest".

The webpage provides full details on what we're trying to build and what you're getting for your investment. Please let me know if you have any questions - I'm more than happy to answer them.

If you'd like to connect to discuss the investment in further detail, just let me know.

--

Shion Deysarkar
CEO & Co-Founder
Unified

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 8:40 AM
To: aliceyi@icloud.com

Here is more info on how the process works with WeFunder:

https://help.wefunder.com/#/investor/getting-started-for-investors
https://help.wefunder.com/154992-linked/reservations-&-wefunder-cash-101

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Gmail

Shion Deysarkar <shion@joinunified.us>

Unified crowdfund is now live (for select individuals)

4 messages

Shion Deysarkar <shion@joinunified.us> Tue, Apr 12, 2022 at 3:25 PM
To: Edison Carter <edisoncarterproject@gmail.com>

Hi Edison,

I wanted to let you know that our crowdfunding campaign page is now live at https://wefunder.com/unified/!

We've set up the page to "test the waters" and gauge how much interest there would be in raising money this way. Since you've been interested in what we've been building at Unified, I wanted to make sure you got a chance to see the campaign before it goes public.

I've probably mentioned this before, but here's what's so exciting about the crowdfund: *It gives organizers and activists the chance to actually own the platform they might use in the future.* It's really uncommon for companies to make this kind of offering. You have to jump through some extra hoops to make it happen. But we think that extra work is absolutely worth it if it means activists have real ownership in a platform built for them.

Please take a look and let me know what you think - I'd love to get your feedback! And if you'd like to support our efforts, **you can reserve your spot in the fund by clicking "Invest"**.

Shion Deysarkar
CEO & Co-Founder
Unified

Shion Deysarkar <shion@joinunified.us> Thu, Apr 14, 2022 at 3:30 PM
To: Edison Carter <edisoncarterproject@gmail.com>

Hi Edison - circling back to see if you had a chance to check out our crowdfunding campaign?

If not, I'd love for you take a look. We have several organizers and activists that are interested in using Unified when it's ready, including folks who are or have been part of these groups:

Planned Parenthood • Swing Left • Moms Demand Action • United Farm Workers • Powered by People • Jolt Action • NextGen America • Human Rights Campaign • Alaska Democratic Party • Florida Democratic Party • Georgia Democratic Party • Kentucky Democratic Party • Texas Democratic Party • Biden for President • New Leaders Council • MOVE Texas • RAICES • Be a Hero • National Popular Vote • Trans Empowerment Project • Students for Markey • BlockPower.vote • Immigration Forum • Blue Action Democrats • College Democrats • Prairie Kansas • Move Nevada Forward • SpeakEasy Political • DemsCareVoteSafe • Civix Strategy Group • Austin Justice Coalition • Stonewall Austin • Progress Texas • Texas House of Representatives

By being an investor in Unified, you'll be helping us deliver a tool that will benefit these organizations and hopefully every other progressive group in the country.

Let me know if you'd like to be part of this 🙂

Shion Deysarkar
CEO & Co-Founder
Unified

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edison_carter <edisoncarterproject@gmail.com> Sat, Apr 16, 2022 at 11:45 AM
To: Shion Deysarkar <shion@joinunified.us>

Done - I have reserved my little spot. Thanks friend. Hope to see y'all again soon. Maybe variants will stay down for a while. I just got my 2nd booster.

Edison
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Shion Deysarkar <shion@joinunified.us> Sat, Apr 16, 2022 at 4:02 PM
To: edison_carter <edisoncarterproject@gmail.com>

Thanks so much, Edison! I really appreciate the support. And hope to see you again soon!
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Gmail

Shion Deysarkar <shion@joinunified.us>

Unified crowdfund is now live (for select individuals)

8 messages

Shion Deysarkar <shion@joinunified.us> Wed, Apr 13, 2022 at 11:53 AM
To: Tex Morgan <texmorgan@protonmail.com>

Hi Tex,

I wanted to let you know that our crowdfunding campaign page is now live at https://wefunder.com/unified/!

We've set up the page to "test the waters" and gauge how much interest there would be in raising money this way. Since you've been interested in what we've been building at Unified, I wanted to make sure you got a chance to see the campaign before it goes public.

I've probably mentioned this before, but here's what's so exciting about the crowdfund: *It gives organizers and activists the chance to actually own the platform they might use in the future.* It's really uncommon for companies to make this kind of offering. You have to jump through some extra hoops to make it happen. But we think that extra work is absolutely worth it if it means activists have real ownership in a platform built for them.

Please take a look and let me know what you think - I'd love to get your feedback! And if you'd like to support our efforts, **you can reserve your spot in the fund by clicking "Invest"**.

Shion Deysarkar
CEO & Co-Founder
Unified

Shion Deysarkar <shion@joinunified.us> Fri, Apr 15, 2022 at 11:58 AM
To: Tex Morgan <texmorgan@protonmail.com>

Hi Tex - circling back to see if you had a chance to check out our crowdfunding campaign?

If not, I'd love for you take a look. We have several organizers and activists that are interested in using Unified when it's ready, including folks who are or have been part of these groups:

Planned Parenthood • Swing Left • Moms Demand Action • United Farm Workers • Powered by People • Jolt Action • NextGen America • Human Rights Campaign • Alaska Democratic Party • Florida Democratic Party • Georgia Democratic Party • Kentucky Democratic Party • Texas Democratic Party • Biden for President • New Leaders Council • MOVE Texas • RAICES • Be a Hero • National Popular Vote • Trans Empowerment Project • Students for Markey • BlockPower.vote • Immigration Forum • Blue Action Democrats • College Democrats • Prairie Kansas • Move Nevada Forward • SpeakEasy Political • DemsCareVoteSafe • Civix Strategy Group • Austin Justice Coalition • Stonewall Austin • Progress Texas • Texas House of Representatives

By being an investor in Unified, you'll be helping us deliver a tool that will benefit these organizations and hopefully every other progressive group in the country.

Let me know if you'd like to be part of this 🙂

Shion Deysarkar
CEO & Co-Founder
Unified

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Tex Morgan <texmorgan@protonmail.com> Fri, Apr 15, 2022 at 4:29 PM
Reply-To: Tex Morgan <texmorgan@protonmail.com>
To: Shion Deysarkar <shion@joinunified.us>

Hello,

Thank you for thinking of me and for being patient.

Today is my last day at my current employer so this week has been a bit of a whirlwind.

I'll look it over this weekend and expect money from me early next week.

Many Thanks,
Carl "Tex" Morgan

Sent with ProtonMail secure email.

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On Friday, April 15th, 2022 at 11:58, Shion Deysarkar <shion@joinunified.us> wrote:

> Hi Tex - circling back to see if you had a chance to check out our crowdfunding campaign?
> [Quoted text hidden]

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Shion Deysarkar <shion@joinunified.us> Sat, Apr 16, 2022 at 8:51 AM
To: Tex Morgan <texmorgan@protonmail.com>

Sounds good man. Here's to bigger and better things on the horizon! 🍻
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Tex Morgan <texmorgan@protonmail.com> Thu, Apr 21, 2022 at 6:49 AM
Reply-To: Tex Morgan <texmorgan@protonmail.com>
To: Shion Deysarkar <shion@joinunified.us>

Hello,

I just sent 5k.

Let me know if there are any issues.

I may be able to give you more once my severance package clears from my previous employer, but I'll keep you posted.

Many Thanks,
Carl "Tex" Morgan

Sent with ProtonMail secure email.

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Shion Deysarkar <shion@joinunified.us> Thu, Apr 21, 2022 at 10:02 AM
To: Tex Morgan <texmorgan@protonmail.com>

Wow, amazing man - really really appreciate it. Let's try and connect about demoing Unified for your community in San Antonio. Perhaps we can help with some voter registration efforts while in alpha.

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Tex Morgan <texmorgan@protonmail.com> Thu, Apr 21, 2022 at 7:12 PM
Reply-To: Tex Morgan <texmorgan@protonmail.com>
To: Shion Deysarkar <shion@joinunified.us>

You're quite welcome.

I'm going to be downloading a ton of VAN records this weekend for our outreach people.

Currently, San Antonio has hundreds of precincts without precinct chairs.

I think connecting you with the Bexar County coordinators and getting the precinct chairs filled a bit more will be a great first step.

From there, the I think the voter registration will come into play.

We really need to grow the team on multiple levels in preparation for the midterms.

Many Thanks,
Carl "Tex" Morgan

Sent with ProtonMail secure email.

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Shion Deysarkar <shion@joinunified.us> Fri, Apr 22, 2022 at 8:35 AM
To: Tex Morgan <texmorgan@protonmail.com>, Brian Smith <brian@joinunified.us>

We can set up a zoom or go there and meet in person to explain/demo Unified. CC'ing Brian (Head of Partnerships) to coordinate.

Keep in mind that what we'll have available before midterms will still be alpha. But it should have the necessary pieces for voter registration and basic social features.

[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Unified crowdfund is now live (for select individuals)

2 messages

Shion Deysarkar <shion@joinunified.us> Tue, Apr 12, 2022 at 3:14 PM
To: Annie Courtney <annie.courtney@gmail.com>

Hi Annie,

I wanted to let you know that our crowdfunding campaign page is now live at https://wefunder.com/unified/!

We've set up the page to "test the waters" and gauge how much interest there would be in raising money this way. Since you've been interested in what we've been building at Unified, I wanted to make sure you got a chance to see the campaign before it goes public.

I've probably mentioned this before, but here's what's so exciting about the crowdfund: *It gives organizers and activists the chance to actually own the platform they might use in the future.* It's really uncommon for companies to make this kind of offering. You have to jump through some extra hoops to make it happen. But we think that extra work is absolutely worth it if it means activists have real ownership in a platform built for them.

Please take a look and let me know what you think - I'd love to get your feedback! And if you'd like to support our efforts, **you can reserve your spot in the fund by clicking "Invest"**.

Shion Deysarkar
CEO & Co-Founder
Unified

Shion Deysarkar <shion@joinunified.us> Thu, Apr 14, 2022 at 3:15 PM
To: Annie Courtney <annie.courtney@gmail.com>

Hi Annie - circling back to see if you had a chance to check out our crowdfunding campaign?

If not, I'd love for you take a look. We have several organizers and activists that are interested in using Unified when it's ready, including folks who are or have been part of these groups:

Planned Parenthood • Swing Left • Moms Demand Action • United Farm Workers • Powered by People • Jolt Action • NextGen America • Human Rights Campaign • Alaska Democratic Party • Florida Democratic Party • Georgia Democratic Party • Kentucky Democratic Party • Texas Democratic Party • Biden for President • New Leaders Council • MOVE Texas • RAICES • Be a Hero • National Popular Vote • Trans Empowerment Project • Students for Markey • BlockPower.vote • Immigration Forum • Blue Action Democrats • College Democrats • Prairie Kansas • Move Nevada Forward • SpeakEasy Political • DemsCareVoteSafe • Civix Strategy Group • Austin Justice Coalition • Stonewall Austin • Progress Texas • Texas House of Representatives

By being an investor in Unified, you'll be helping us deliver a tool that will benefit these organizations and hopefully every other progressive group in the country.

Let me know if you'd like to be part of this 🙂

Shion Deysarkar
CEO & Co-Founder
Unified

[Quoted text hidden]

Gmail **Shion Deysarkar <shion@joinunified.us>**

Unified crowdfund page is live!

1 message

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 2:55 PM
To: Grace Rodriguez <me@gracerodriguez.com>

Hi Grace,

Our campaign page is now live: https://wefunder.com/unified/ !

Please take a look and let me know if you have any feedback on the page.

If you'd like, you can click on "Invest" to make your reservation in the round. More information on the reservation process.

A couple other things I wanted to follow up on:

- Were you able to find a new time with Amanda? I know there was a mix-up due to our domain migration. Hopefully the two of you can connect.
- I'm not sure if there is a great way to run a matching campaign using WeFunder. But perhaps we can just organize our own list and run it manually. Let me know what you think.

--

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail **Shion Deysarkar <shion@joinunified.us>**

Unified crowdfund page is live!

1 message

Shion Deysarkar <shion@joinunified.us> Mon, Apr 11, 2022 at 2:06 PM
To: Kelly@mercuryfund.com

Hi Kelly!

Emailing you from my new Unified email. Our WeFunder campaign page is now live: https://wefunder.com/unified/

You can place your reservation for the community round now by clicking "Invest". More info on the reservation process: https://help.wefunder.com/154992-linked/reservations-&-wefunder-cash-101

We're also giving early bird terms to the first $100K raised. These investors will receive a better valuation cap on the SAFE.

Thanks for your support!

--

Shion Deysarkar
CEO & Co-Founder
Unified

Gmail

Shion Deysarkar <shion@joinunified.us>

Unified crowdfund update: HGL retreat week

5 messages

Shion Deysarkar <shion@joinunified.us> Tue, May 17, 2022 at 9:56 AM
To: Community Round <communityround@joinunified.us>

Hi everyone!

I'm in the bay area this week attending the first of two HGL retreats as part of their accelerator program. The 3 day event brings together all the founders in the current cohort to take part in different trainings, seminars, and workshops related to building a political tech company. I'll be hearing from folks like Dr. Lian Bloch, Andrew McLaughlin, Alex Kouts, Adrianna Alterman, and Jason Berkenfeld. It should be a really interesting experience, and like everything we do at Unified, you can be part of it too 🙂 Just start following our Instagram stories - I'll be posting any updates I can along with my thoughts on everything happening.

Crowdund updates:
We crossed $36K this past week, which is really exciting, and I'm very eager to hit $50K before the end of the month. I'll need everyone's help to do this though. Here's what you can do:

- If you haven't already invested, please do so now so we can hit the end of May target.
- Send me introductions to anyone you think is mission-aligned. Even if they're not a potential investor, it's great to expand the community prior to launch.

Company updates:

- The engineering team is working hard on getting "Alpha 3" ready for release. We are targeting some time mid-late June for this. As a reminder, Alpha 3 will allow us to release the app on each app store, but it will not be ready for pilot testing. That will come with Alpha 4, which will include social features.
- We're currently at 247 superfans and 5 endorsing organizations. We're starting to regularly bring in 5-10 superfans each week and are expecting to increase this to 10-20 by the end of the month. This would pace us for over 500 superfans before the end of the year, which is good, but we can likely do better with (a) continued operational improvements and (b) different types of outreach. Hitting 1,000 superfans before the final alpha release is the goal.
- Over the next few weeks, we're releasing videos from our Unified Jam event. You should definitely check those out.

Alright, that's all for now! Feel free to reply with any questions 🙂

--

Shion Deysarkar
CEO & Co-Founder
Unified

Nathaniel Pearlman <npearlman@gmail.com> Sat, May 21, 2022 at 6:20 PM
To: Shion Deysarkar <shion@joinunified.us>

https://www.policorner.org/

Fyi
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Shion Deysarkar <shion@joinunified.us> Mon, May 23, 2022 at 9:32 AM
To: Nathaniel Pearlman <npearlman@gmail.com>

Interesting - thanks for the link!

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Shion Deysarkar <shion@joinunified.us> Mon, May 23, 2022 at 9:34 AM
To: Nathaniel Pearlman <npearlman@gmail.com>

p.s. finished the bay area HGL retreat.

I think it would be interesting to talk to these companies:
https://justicetext.com/
https://politicalarena.com/

On Sat, May 21, 2022 at 6:20 PM Nathaniel Pearlman <npearlman@gmail.com> wrote:
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Nathaniel Pearlman <npearlman@gmail.com> Mon, May 23, 2022 at 10:21 AM
To: Shion Deysarkar <shion@joinunified.us>

Could you intro me to founders?
[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Unified investor update - prepping for DC

13 messages

Shion Deysarkar <shion@joinunified.us> Wed, Jun 1, 2022 at 3:40 PM
To: Community Round <communityround@joinunified.us>

Hi everyone,

This update is going out a bit late due to the long weekend, so apologies for that. Yhe last week has largely been a heads-down, get-stuff-done period. We are on the verge of some important milestones though, so let me go into those:

We're incredibly close to hitting the $50K mark on the crowdfund.
We're currently sitting at $41,250. The average investment so far has been just shy of $1K, so we should just need about 9-10 more people to join to cross the $50K line. There are about 50 of you on this email list that have expressed interest in being part of the fund but haven't committed yet. So nudge, nudge 🙂 Here's the link: https://wefunder.com/unified/

We'll probably hit 300 superfans before July
Currently sitting at 268 here. Last week we added 13 new superfans, which is a significant uptick in the number we usually pull in each week. A big reason why is that our newest team member, Mak, is now fully onboarded and running at full speed. If we average 10 new superfans a week, we'll hit 300 before the end of the month.

Only a few weeks until Alpha 3 is released
Our target release date for A3 is June 20. Just as a reminder, A3 is all about getting a production environment stood up so that we're in a position to run larger-scale tests in early fall. There have been a couple snags (when is there not?) related to some of our backend infrastructure, but the engineering team remains on track to meet the deadline.

Some other interesting things to note..

Starting to focus on community development
For the last few months, our growth strategy has largely focused on acquisition. E.g., how do we acquire more superfans, endorsements, etc? As we approach the pilot programs I mentioned in my last email, our focus will also incorporate community development. E.g., How do we form a tighter identity between superfans and Unified? How do we ensure there are well-defined communities eager to use Unified at launch? This work will look more like bringing together superfans in different ways (e.g., zoom calls, in-person events, etc.). All of this will be done in lean, low-cost ways.

In DC this month
Brian (Head of Partnerships) and I will be in DC the week of June 13. The primary purpose of this trip is to attend a series of HGL-run meetings with potential buyers (e.g., national party, campaign committees, etc.). This will be a great opportunity for us to test how receptive these groups are to Unified. Any feedback we receive can be incorporated into product design. We may even get some of these groups to run pilots prior to the midterms.

Alright, that's all for now. Here are ways to help:

- 📣 New 📣 If you're in DC and would like to meet, let me know! I will have time Sunday afternoon/evening (June 12) and Friday-Sunday (June 17-19). I'm also trying to put together a Unified get-together at a local bar one of those day.
- 📣 New 📣 Put me in touch with any relevant people in DC. Organizers, activists, etc.. Anyone in the space is good to talk to.
- Join the crowdfund if you haven't already! Introduce me to other potential investors as well!
- Send people to our community sign up form.

--

Shion Deysarkar
CEO & Co-Founder

Unified

Caroline S <cstern914@gmail.com> Wed, Jun 1, 2022 at 4:10 PM
Reply-To: cstern914@gmail.com
To: Shion Deysarkar <shion@joinunified.us>

I would like to invest additional funds. I believe that I have already sent $100 but don't see a record of it. Is this something where you will collect the funds once you raise your target? Sorry if you have already explained this.

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Shion Deysarkar <shion@joinunified.us> Wed, Jun 1, 2022 at 4:15 PM
To: cstern914@gmail.com

Hi Caroline,

You can definitely add funds now if you'd like! You should be able to go to https://wefunder.com/portfolio and add more there.

As a technical note:
The money you are adding now is just a reservation. The campaign is currently in "testing the waters" mode, which means we are ensuring there is enough interest to officially launch it. Once it is launched, you should receive a notice from WeFunder to actually transfer the funds into our account. This will happen soon after we cross the $50K mark, which may happen as early as this week but no later than this month.

Thank you for your support!

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Caroline S <cstern914@gmail.com> Wed, Jun 1, 2022 at 4:27 PM
Reply-To: cstern914@gmail.com
To: Shion Deysarkar <shion@joinunified.us>

Thank you!

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Adil Trehan <adiltrehan@gmail.com> Fri, Jun 3, 2022 at 2:38 PM
To: Shion Deysarkar <shion@joinunified.us>

Thanks for the update!!

On Wed, Jun 1, 2022 at 4:40 PM Shion Deysarkar <shion@joinunified.us> wrote:

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Robert Grunnah <robert@castlehillinvestments.com> Tue, Jun 7, 2022 at 7:41 AM
To: Shion Deysarkar <shion@joinunified.us>

Morning bud - I'm going to need to postpone our lunch today.

I do look forward to meeting you, but I've just got too much to do before I head to Colorado, and I would be a distracted lunch companion. I need to learn to be more judicious about overly committing. 🙄

Hopefully we can re-schedule for the week of June 20th?

ROBERT GRUNNAH
CASTLE HILL INVESTMENTS
512-444-2299
castlehillinvestments.com

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Shion Deysarkar <shion@joinunified.us> Tue, Jun 7, 2022 at 7:46 AM
To: Robert Grunnah <robert@castlehillinvestments.com>

No worries - appreciate you wanting to be focused during the lunch 🙂

The week of June 20th works for me. Do you want to schedule the same time? Tuesday June 21?
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Robert Grunnah <robert@castlehillinvestments.com> Tue, Jun 7, 2022 at 7:59 AM
To: Shion Deysarkar <shion@joinunified.us>

How does Weds 6/23 work for you @ Noon; Casa?

ROBERT GRUNNAH
CASTLE HILL INVESTMENTS
512-444-2299
castlehillinvestments.com

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Shion Deysarkar <shion@joinunified.us> Tue, Jun 7, 2022 at 12:33 PM
To: Robert Grunnah <robert@castlehillinvestments.com>

I have something booked for that slot, unfortunately. How about Thursday?
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Robert Grunnah <robert@castlehillinvestments.com> Tue, Jun 7, 2022 at 12:51 PM
To: Shion Deysarkar <shion@joinunified.us>

Oops I messed up my dates. I said 6/23 Weds but that's actually a Thursday. Which works best for you, 6/22, 6/23, or 6/24? I can noon on any of those days.
[Quoted text hidden]
--

ROBERT GRUNNAH
CASTLE HILL INVESTMENTS
512-444-2299
castlehillinvestments.com

Shion Deysarkar <shion@joinunified.us> Wed, Jun 8, 2022 at 7:58 AM
To: Robert Grunnah <robert@castlehillinvestments.com>

Let's do Thursday 6/24 🙂 Moving the invite there.

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Shion Deysarkar <shion@joinunified.us> Wed, Jun 8, 2022 at 7:58 AM
To: Robert Grunnah <robert@castlehillinvestments.com>

I mean Thursday 6/23!

On Tue, Jun 7, 2022 at 12:51 PM Robert Grunnah <robert@castlehillinvestments.com> wrote:

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Robert Grunnah <robert@castlehillinvestments.com> Wed, Jun 8, 2022 at 8:08 AM
To: Shion Deysarkar <shion@joinunified.us>

Thanks for the flexibility. See you then.

ROBERT GRUNNAH
CASTLE HILL INVESTMENTS
512-444-2299
castlehillinvestments.com

[Quoted text hidden]

Gmail

Shion Deysarkar <shion@joinunified.us>

Unified investor update: An Amazing Week in DC (worth a Saturday read)

14 messages

Shion Deysarkar <shion@joinunified.us> Sat, Jun 18, 2022 at 10:20 AM
To: Community Round <communityround@joinunified.us>

Hi everyone!

It's a beautiful Saturday morning in DC, and we've just wrapped up an amazing week here. Brian and I were here all week as part of the HGL program, which had us focus on pitching to political, electoral, and advocacy-based buyers. We come away from it more excited than ever.

(BTW - this is long, but you'll enjoy reading the whole thing, I promise)

Here are the big highlights:

- A showcase event where every HGL company pitched a room full of potential buyers and technology partners (probably just over 100 people). We walked away from it with several potential partnerships.
- A round of "speed-dating" chats with DNC, DCCC, and other committee staff where we got to pitch them on Unified and set up follow up conversations.
- Panel talks with decision makers at major labor organizations and TMC (a collective buyer for political orgs).
- A guest lecture from Chelsea Kammerer, Mobilize's former Director of Sales, on the sales strategy Mobilize employed and the buying habits they witnessed. Very relevant to Unified.
- Individual meetings Brian and I set up with potential partners at advocacy organizations and data providers that may lead to some great opportunities for us.

I also want to call out some other super-engaging and fun things that happened:

- A moving speech from Ilyse Houge on how our work is the physical manifestation of hope.
- A lightning talk from Eliot Nelson (fellow cohort member and HuffPo politico journalist) on how to pitch the press.
- Catching a Nationals game!
- A tour of the White House!
- Bonding with fellow cohort members, swapping stories, and learning from each other.

Check out pics and videos on our IG stories

As I said, Brian and I ended the week extremely excited. Going into it, I had some trepidation about how Unified would be received by DNC staff, long-time political consultants, and .. well ... DC. We've done extremely well convincing grassroots organizers to believe in Unified. But would veteran beltway insiders feel the same way? I can say at the end of the week that the potential is there. While there's obviously much work to do, it's clear that people were intrigued about Unified's vision and felt the need for our solution (or at least something like it). What Brian and I are excited about is the work - we see a path to bringing in the entire party and the organizations surrounding it. It's going to be fun doing that work.

And now for some quick updates:

- We've crossed 300 superfans!! I'm extremely proud of this accomplishment. Not just because it's a great milestone, but because of how we got there. With about 10 days before the DC showcase event, I challenged the outreach team to reach the 300 mark. We were at about 280, so 20 to go. That would be 2 superfans every day - a tall order. Remember, we're not just asking people to add their email to a list. We're asking them to take 30 minutes out of their day to review Unified. Clare and Mak set their minds to it and knocked it out of he park. We crossed 300 the morning of the showcase, and when I delivered the news, everyone (HGL staff, cohort members, and audience members) erupted in applause.
- We're very close to releasing Alpha 3. It's going to be a bit tight, and the engineering team is feeling the stress, but the Jun 27 deadline is looking doable.
- We are $1,250 shy of our first $50K milestone on the crowdfund! More on this below..

What's coming next (and how you can help):

Brian will be returning to DC in July. Who should he meet? Put us in touch.

The DNC and other committee staff expressed an interest in setting up pilot programs with regional organizers this fall. Brian will return to DC sometime between July 11-22 to talk to the right decision makers and nail down those commitments. This work will be very important to our strategy. Setting up pilots leads to running pilots leads to proving Unified's impact - all within a 6 month turnaround. We are most interested in talking to people in charge of mobilization, field organizing, and digital organizing. However, we should still meet with anyone you know in DC that is adjacent to Unified (these people know other people). Introduce us to your DC connections.

We're lining up pilots for September. Who should participate? Send us introductions.
Pilot programs will launch all across the country in September. Groups participating will gain access to the Unified alpha and be able to bring in their organizing/volunteer community to run socially-driven voter registration, representative outreach, and other types of campaigns. They'll help us test the impact of these campaigns on volunteer recruitment, voter outreach, and more. We want to run 10-12 in different geographies and communities. We already have 2-3 groups that have expressed an interest, and as you can tell, are aggressively filling up the program. Do you know local organizers that would like to participate? Put us in touch with them by emailing me and brian@joinunified.us.

Early bird terms on the crowdfund will be closing soon. Join or add now for the best deal. Introduce me to others that should participate.
We're about to cross $50K on the crowdfund. Only the first $100K joining get the early bird terms, so only about $50K is left. Once the early bird is over, anyone else joining will have lost out on investing at a discounted rate. It has taken 6-8 weeks to reach this mark. I expect it will take the same or less time to cross $100K. If you're on the fence, I encourage you to join now. If you know others that should participate, now is the time to introduce them to me. I want as many people in the progressive space to get the best deal possible. Reminder on legal disclosure.

And just to wrap up...
More than ever, I believe we're on to something. If you watched the video shared last week, you'll know I'm very direct in the pitch. How we organize today is awful. I was a little nervous that saying that in front of 100 DC veterans would get me booed off the stage. Instead, I was met with vigorous head nods and those looks in the audience's eyes that say "This person has been there. He's felt our pain." That tacit connection was reinforced by every conversation we had this week. As I always say, the work is always in front of us. But now the path is that much clearer.

Let's go forward together.

--

U

Shion Deysarkar
CEO & Co-Founder
Unified | Linktree

Charles Christie <charlesac@me.com> Sat, Jun 18, 2022 at 11:02 AM
To: Shion Deysarkar <shion@joinunified.us>

Great update. Sounds like it was an epic trip.

Sent from my iPhone

> On Jun 18, 2022, at 10:21 AM, Shion Deysarkar <shion@joinunified.us> wrote:
>
> [Quoted text hidden]

Joe Christie <joewchristie@me.com> Sat, Jun 18, 2022 at 11:18 AM
To: Shion Deysarkar <shion@joinunified.us>

Shion
Very impressed with your recap- and your energy, excitement and enthusiasm.
All essential to our success.
Thanks,
Joe

Joe Christie
(512) 413-3023

On Jun 18, 2022, at 8:20 AM, Shion Deysarkar <shion@joinunified.us> wrote:

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Joseph Kopser <joseph.kopser@gmail.com> Sat, Jun 18, 2022 at 11:36 AM
To: Shion Deysarkar <shion@joinunified.us>

Great update. And yes, they needed to hear that we organize terribly today.

Congrats on the 300.

Joseph

Joseph Kopser
512-731-3920

On Jun 18, 2022, at 10:20 AM, Shion Deysarkar <shion@joinunified.us> wrote:

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Shion Deysarkar <shion@joinunified.us> Sat, Jun 18, 2022 at 11:54 AM
To: Charles Christie <charlesac@me.com>

Thanks - it was a blast!
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Shion Deysarkar <shion@joinunified.us> Sat, Jun 18, 2022 at 11:54 AM
To: Joe Christie <joewchristie@me.com>

Indeed - thanks for the support!
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Shion Deysarkar <shion@joinunified.us> Sat, Jun 18, 2022 at 11:55 AM
To: Joseph Kopser <joseph.kopser@gmail.com>

Definitely!
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Shion Deysarkar <shion@joinunified.us> Sat, Jun 18, 2022 at 7:35 PM
To: "nickcaetano@hotmail.com" <nickcaetano@hotmail.com>

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Robert Grunnah <robert@castlehillinvestments.com> Mon, Jun 20, 2022 at 8:56 AM

To: Shion Deysarkar <shion@joinunified.us>

Hey Shion - fate keeps interrupting my plans; my stepfather sadly passed away this morning (he was advanced in age and in poor health, so not a major surprise), and my Mom would prefer I fly to see her on Thursday.

ANY CHANCE we could move our lunch (last move I promise) to Wednesday? Alternatively, I could make myself available for coffee tomorrow or Wednesday if we can't get a lunch together.

ROBERT GRUNNAH
CASTLE HILL INVESTMENTS
512-444-2299
castlehillinvestments.com

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Shion Deysarkar <shion@joinunified.us> Mon, Jun 20, 2022 at 1:54 PM
To: Robert Grunnah <robert@castlehillinvestments.com>

Hi Robert,

Sorry to hear of your loss and no worries moving things around. Wednesday is pretty full for me, but I can do coffee tomorrow. I'm free in the morning or between 2:45 - 4 pm. Let me know if any of those times work.
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Betsy Hoover <betsy@highergroundlabs.com> Mon, Jun 20, 2022 at 2:41 PM
To: Shion Deysarkar <shion@joinunified.us>

Thank you for the kind words here. I am so glad last week was useful to you! You guys crushed it.
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--
Betsy Hoover
@betsyhoover
414-828-4710

Shion Deysarkar <shion@joinunified.us> Tue, Jun 21, 2022 at 7:43 AM
To: Betsy Hoover <betsy@highergroundlabs.com>

Thanks for creating the opportunity 🙂
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Shion Deysarkar <shion@joinunified.us> Tue, Jun 21, 2022 at 7:44 AM
To: Robert Grunnah <robert@castlehillinvestments.com>

Hey Robert,

Didn't hear back from you yesterday, which is totally understandable. Just wanted to say I'm totally ok with waiting until you're back from your trip. I'm sure you have to move around a lot of things right now.
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Robert Grunnah <robert@castlehillinvestments.com> Tue, Jun 21, 2022 at 9:38 AM
To: Shion Deysarkar <shion@joinunified.us>

Thanks for your understanding Shion. I'll be back in touch when the dust settles.

ROBERT GRUNNAH
CASTLE HILL INVESTMENTS
512-444-2299
castlehillinvestments.com

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Gmail **Shion Deysarkar <shion@joinunified.us>**

Unified Slack Channel and Future Moves

4 messages

Amanda Phillips <amanda@joinunified.us> Thu, May 19, 2022 at 12:56 PM
To: Cliff Walker <cliff@seekerstrategies.com>
Cc: Shion Deysarkar <shion@joinunified.us>

Hi Cliff,

Thank you so much for meeting today. Glad to show you what we are building. I've CC'd Shion if you have any specific, long-term questions that I couldn't answer.

Our slack group:
https://join.slack.com/t/unifiedcommunity/shared_invite/zt-10zxt0tuv-uHF5OV0_227fylGho8z4zg
We post updates, find testers, and work through functionality and future features here. It's full of international tech-forward progressives, but many of us are based in Texas.

Investment:
I didn't dig into this as much; we ran out of time. I'm happy to answer any questions or hop on another call if you want to deep dive into this. As we are a startup, we are currently raising a round of investment. We're fortunate enough to allow individual donors to invest in Unified; we want the community to have an opportunity to be a natural part of what they are building. We have raised over $36k so far, and we have only opened up to our close network. Here's our crowdfunding link with more details: https://wefunder.com/unified/

I hope your week has been fantastic and talk to you again soon,
Amanda

Shion Deysarkar <shion@joinunified.us> Thu, May 19, 2022 at 3:42 PM
To: Amanda Phillips <amanda@joinunified.us>
Cc: Cliff Walker <cliff@seekerstrategies.com>

Hey Cliff - I'm glad you were able to connect with Amanda and check out the demo 🙂 Let me know if you want to get more insight into our plans. If you'd like to schedule a call, my calendar is here: https://cal.mixmax.com/shionunified/call

Obviously would love to have you be part of the crowdfund. Progressives owning progressive tools is more needed than ever.
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Shion Deysarkar
CEO & Co-Founder
Unified

Cliff Walker <cliff@seekerstrategies.com> Thu, May 19, 2022 at 5:25 PM
To: Shion Deysarkar <shion@joinunified.us>
Cc: Amanda Phillips <amanda@joinunified.us>

Glad we were able to connect, too -- in spite of my technical and scheduling snafus. Amanda, thanks for the run-through and for your patience today.

Shion, would love more insight into what's in the works. I share your belief in the potentially existential need for a high-quality, high-functionality progressive toolkit, and I'm encouraged by the progress you and your team have made with Unified.
Just scored time on your calendar. Look forward to chatting soon.

Cliff Walker

Principal | Seeker Strategies
(210) 573-1323
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Shion Deysarkar <shion@joinunified.us> Fri, May 20, 2022 at 10:24 AM
To: Cliff Walker <cliff@seekerstrategies.com>
Cc: Amanda Phillips <amanda@joinunified.us>

Great, looking forward to the discussion!
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Gmail **Shion Deysarkar <shion@joinunified.us>**

Your invite to (and help on) a social network for activism

2 messages

Shion Deysarkar <shion@joinunified.us> Tue, May 3, 2022 at 11:52 AM
To: markofogg@gmail.com

Hi Mark,

Micah Sifry shared your contact info with me after I happened to recommend Dark Waters to him and other activists recently.

I'm reaching out to you because we're building a new social platform for progressive organizers called Unified, and **I'd like your help in bringing it to the world - either through investment or as an early user**. Unified will give organizers better tools to build action-oriented communities around their campaigns and thus make them much more effective when it comes to bringing about real change.

Here's why we think Unified is important:

- It helps organizers and activists *build communities* to effect change, rather than relying on spamming people through calls and text messages.
- It *makes activism fun* by allowing people to creatively express themselves through organizing actions and personal connection with one another.
- It will *shift political power* to local, grassroots activists.

We already have over 250 organizers signed up for our waitlist and are adding many more each week. These folks represent prominent groups across the country, including Planned Parenthood, Swing Left, Moms Demand Action, United Farm Workers, and many more. We'll be starting pilot programs by the fall to test Unified with real groups.

To help accelerate our growth, we're raising a "community round" aka crowdfund. We're all-in on community organizing, so we wanted to use a community round to allow the actual users of Unified to be owners as well. You can view the fundraising campaign here: https://wefunder.com/unified.

It would be great to have you on board as an investor. It's clear from your work and your online presence that you have an interest in this space. Unified would give you and other celebrities the power to bring people to action beyond just occasional bursts of donation activity. We would give you the power to create new activists with every post you make.

Please let me know if you'd like to connect and discuss further.

--

Shion Deysarkar
CEO & Co-Founder
Unified

Shion Deysarkar <shion@joinunified.us> Mon, May 23, 2022 at 9:28 PM
To: markofogg@gmail.com

What we're building is this tweet but you'll actually get to see how many people voted because of it:

https://twitter.com/MarkRuffalo/status/1528865185699893248

No bots, no tweet dunks, just you using your voice to mobilize real people to action on things you care about and knowing for sure that you made an impact.

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Shion Deysarkar
@shiondev

We're at just over $40K on the @JoinUnified_us crowdfund. wefunder.com/unified Reaching $50K triggers a variety of filings to make the campaign official and take it public, so it's a big deal! As we approach this milestone, I want to highlight the ppl that made this possible



UNIFIED
Build a better world on the social network for progressive change

wefunder.com
Invest in Unified: Build a better future on the social network for progressive cha...
Build a better future on the social network for progressive change.

7:41 AM · May 28, 2022 · Twitter for Android

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Shion Deysarkar @shiondev · May 28
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Alice Yi (@APAPAHQ) was the first person to commit to the cause. She's

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Shion Deysarkar
@shiondev

I guess now is a good time to announce that we are exploring a community round for @JoinUnified_us 🙂
This would allow _anyone_ to be an owner of Unified.

Check it out:



UNIFIED
Build a better world on the social network for progressive change

wefunder.com
Invest in Unified: Build a better future on the social network for progressive cha...
Build a better future on the social network for progressive change.

7:36 AM · Apr 14, 2022 · Twitter for Android

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Shion Deysarkar @shiondev · Apr 14

If you got this far, we'd love to have you on board as an investor and owner. We have >200 organizers and activists already on our waiting list. Let's build something better. A better social platform, a better democracy, a better world.


UNIFIED
Build a better world on the social network for progressive change

wefunder.com
Invest in Unified: Build a better future on the social network for progre...
Build a better future on the social network for progressive change.

1

Shion Deysarkar @shiondev · Apr 14

Legal disclaimers:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. (cont'd)

1

Shion Deysarkar @shiondev · Apr 14

No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Shion Deysarkar @shiondev · Apr 14

See Elon? It's not so hard to follow the law and still do cool things.

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